Exhibit 99.2

Execution Version

SHARE EXCHANGE AGREEMENT

by and between

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

and

PW MEDTECH GROUP LIMITED

Dated as of October 12, 2017

i

ii

Schedules
Schedule I	PWM Disclosure Schedule
Schedule II	Specified Indemnity Items
Exhibit
Exhibit A	Form of Investor Rights Agreement

iii

THIS SHARE EXCHANGE AGREEMENT, dated as of October 12, 2017 (this “Agreement”), is by and between China Biologic Products Holdings, Inc., a Cayman Islands exempted company (“CBPO”), and PW Medtech Group Limited, a Cayman Islands exempted company (“PWM”). CBPO and PWM are referred to in this Agreement collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, PWM directly owns all of the issued and outstanding shares of Health Forward Holdings Limited, a Hong Kong company (“Health Forward”);

WHEREAS, Health Forward owns 80% of the equity interests of Tianxinfu (Beijing) Medical Appliance Co., Ltd. (天新福(北京)医疗器材股份有限公司), a joint stock company incorporated in the PRC (“TXF”);

WHEREAS, PWM desires to sell the PWM Exchange Shares (as defined below) to CBPO and CBPO desires to issue and sell 5,521,000 CBPO Ordinary Shares (the “CBPO Exchange Shares”) to PWM in exchange for the PWM Exchange Shares (equivalent to US$513,453,000), pursuant to the terms and conditions set forth herein; and

WHEREAS, the board of directors of PWM (the “PWM Board”), has (a) authorized and approved the execution and delivery of this Agreement and the Investor Rights Agreement and the consummation of the transactions contemplated hereby and thereby (the “Transactions”), and (b) resolved to recommend that the shareholders of PWM vote in favor of the resolution to be proposed at the PWM Shareholders Meeting to approve the Transactions (the “PWM Recommendation”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties to this Agreement hereby agree as follows:

Article I

DEFINITIONS

Section 1.01.  Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” means any claim, action, suit, arbitration, inquiry, litigation, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that controls, is controlled by, or is under common control with such specified Person. As used herein, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or to cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Agreed Closing Amount” means (i) RMB570 million, if the Closing occurs prior to or on November 30, 2017; or (ii) RMB580 million, if the Closing occurs on a date between December 1, 2017 (inclusive) and December 31, 2017 (inclusive).

“Agreement” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Alternative Transaction” shall have the meaning ascribed to this term in Section 5.07(a).

“Available Cash” means, with respect to any Person, cash of such Person on a consolidated basis available in one or more bank accounts of such Person, net of issued but uncleared cheques and drafts, in each case free of any Liens (other than Permitted Liens). For the avoidance of doubt, to the extent any such cash is denominated in US$ or Hong Kong dollar, the RMB equivalent of such cash shall be used to calculate Available Cash on the Closing Date for purposes of this Agreement, based on the applicable mid-point exchange rate on the fifth Business Day prior to the Closing Date as published by the People’s Bank of China.

“Bankruptcy and Equity Exception” shall have the meaning ascribed to this term in Section 3.02.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks are required or authorized by Law to be closed in the city of Beijing, Hong Kong or New York.

“CBPO” shall have the meaning ascribed to this term in the preamble to this Agreement.

“CBPO Exchange Shares” shall have the meaning ascribed to this term in the recitals to this Agreement.

“CBPO Fundamental Reps” means the representations and warranties of CBPO contained in Section 3.01, Section 3.02, Section 3.03, Section 3.04(a), Section 3.05 and Section 3.16.

“CBPO Group” shall have the meaning ascribed to this term in Section 8.02(c).

“CBPO Group Companies” means CBPO and its Subsidiaries.

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“CBPO Indemnified Party” shall have the meaning ascribed to this term in Section 7.03.

“CBPO Material Adverse Effect” means any fact, event, circumstance, change, development or effect (any such item, an “Effect”) that, individually or in the aggregate with all other Effects, has or would reasonably be expected to (a) have a material adverse effect on the business, assets, financial condition or results of operations of the CBPO Group Companies, taken as a whole or (b) prevent or materially delay the consummation of the Transactions by CBPO or otherwise be materially adverse to the ability of CBPO to perform its obligations under this Agreement; provided, however, solely with respect to clause (a) above, that in no event shall any Effect to the extent arising out of or resulting from any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been a CBPO Material Adverse Effect: (i) changes in general business, economic or political conditions or changes in financial, credit or securities markets in general; (ii) changes in GAAP or regulatory accounting requirements after the date hereof; (iii) changes in applicable Laws that are binding on any CBPO Group Company; (iv) effects resulting from the consummation of the Transactions, or the public announcement of this Agreement or the identity of the parties hereto, including any losses of customers or employees, or any disruption in or loss of suppliers, distributors, providers or similar parties with whom any CBPO Group Company has any relationship, and the initiation of shareholder litigation or other legal proceeding related to this Agreement or the Transactions; (v) acts of God, natural disasters, epidemics, declarations of war, acts of sabotage or terrorism, or outbreak or escalation of hostilities; (vi) changes in the market price or trading volume of the CBPO Ordinary Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes in this clause (vi) may be taken into account in determining whether a CBPO Material Adverse Effect has occurred); (vii) actions or omissions of any CBPO Group Company that are expressly required by this Agreement or with the written consent or at the written request of PWM; (viii) changes, effects or circumstances affecting the industries or markets in which any CBPO Group Company operates; or (ix) the failure by any CBPO Group Company to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether a CBPO Material Adverse Effect has occurred); provided, that any Effects set forth in clauses (i), (ii), (iii), (v) and (viii) above may be taken into account in determining whether a CBPO Material Adverse Effect has occurred if and to the extent such Effects individually or in the aggregate have a materially disproportionate impact on the CBPO Group Companies, taken as a whole, relative to the other participants in the industries in which the CBPO Group Companies conduct their businesses.

“CBPO Ordinary Shares” means the ordinary shares of CBPO, par value US$0.0001 per share.

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“CBPO Rights Agreement” means the Amended and Restated Preferred Shares Rights Agreement, dated as of July 31, 2017, by and between CBPO and Securities Transfer Corporation, including any amendment, renewal, replacement, or successor agreement and any future agreement that confers similar rights.

“CBPO SEC Reports” shall have the meaning ascribed to this term in Section 3.10(a).

“CBPO Significant Subsidiaries” means the Subsidiaries of CBPO as defined in Article 1, Rule 1-02 of Regulation S-X under the Exchange Act.

“CBPO Termination Fee” shall have the meaning ascribed to this term in Section 8.02(a).

“Closing” shall have the meaning ascribed to this term in Section 2.02(a).

“Closing Date” shall have the meaning ascribed to this term in Section 2.02(a).

“Confidentiality Agreement” means that certain confidentiality agreement, dated as of September 10, 2017, by and between CBPO and PWM.

“Contract” means any legally binding contract, agreement, arrangement, note, bond, indenture, mortgage, indenture, lease, sublease, license, permit, concession, franchise, plan or other instrument, right or obligation.

“Debt Conversion” shall have the meaning ascribed to this term in Section 5.14.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means the generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, local or other governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award of any Governmental Authority.

“Health Forward” shall have the meaning ascribed to this term in the recitals to this Agreement.

“Health Forward Financial Statements” shall have the meaning ascribed to this term in Section 4.08(a).

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“Health Forward Group Companies” means Health Forward and its Subsidiaries, including TXF.

“Health Forward Intellectual Property” shall have the meaning ascribed to this term in Section 4.14(a).

“Health Forward Released Claims” shall have the meaning ascribed to this term in Section 5.10.

“Health Forward Released Parties” shall have the meaning ascribed to this term in Section 5.10.

“HF Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, has or would reasonably be expected to (a) have a material adverse effect on the business, assets, financial condition or results of operations of the Health Forward Group Companies, taken as a whole or (b) prevent or materially delay the consummation of the Transactions by PWM or otherwise be materially adverse to the ability of PWM to perform its obligations under this Agreement; provided, however, solely with respect to clause (a) above, that in no event shall any Effect to the extent arising out of or resulting from any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been an HF Material Adverse Effect: (i) changes in general business, economic or political conditions or changes in financial, credit or securities markets in general; (ii) changes in HKFRS or regulatory accounting requirements after the date hereof; (iii) changes in applicable Laws that are binding on any Health Forward Group Company; (iv) effects resulting from the consummation of the Transactions, or the public announcement of this Agreement or the identity of the parties hereto, including any losses of customers or employees, or any disruption in or loss of suppliers, distributors, providers or similar parties with whom any Health Forward Group Company has any relationship, and the initiation of shareholder litigation or other legal proceeding related to this Agreement or the Transactions; (v) acts of God, natural disasters, epidemics, declarations of war, acts of sabotage or terrorism, or outbreak or escalation of hostilities; (vi) actions or omissions of any Health Forward Group Company that are expressly required by this Agreement or with the written consent or at the written request of CBPO; (vii) changes, effects or circumstances affecting the industries or markets in which any Health Forward Group Company operates; provided, that any Effects set forth in clauses (i), (ii), (iii), (v) and (vii) above may be taken into account in determining whether an HF Material Adverse Effect has occurred if and to the extent such Effects individually or in the aggregate have a materially disproportionate impact on the Health Forward Group Companies, taken as a whole, relative to the other participants in the industries in which the Health Forward Group Companies conduct their businesses.

“HKFRS” means the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

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“HKIAC” shall have the meaning ascribed to this term in Section 9.08(b).

“HKIAC Rules” shall have the meaning ascribed to this term in Section 9.08(b).

“Indebtedness” means, with respect to any Person, without duplication, (a) any liabilities for borrowed money or amounts owed or indebtedness issued in substitution for or exchange of indebtedness for borrowed money, (b) obligations evidenced by notes, bonds, debentures or other similar instruments, (c) obligations for amounts drawn under bankers’ acceptances, letters of credit or other financial guaranties, (d) all obligations for the deferred purchase price of property or services, (e) all obligations as lessee under leases that are required to be recorded as capital leases in accordance with GAAP, (f) all payment obligations under any swap or hedge agreements, (g) any accrued and unpaid interest on, and any prepayment premiums, penalties or other contractual charges in respect of, any of the items described in the foregoing clauses (a) through (f), and (h) all guaranties and other contingent obligations in respect of the liabilities or obligations of any other Person for any of the items described in the foregoing clauses (a) through (g).

“Indemnified Party” means a CBPO Indemnified Party or a PWM Indemnified Party, as the case may be.

“Indemnifying Party” means CBPO pursuant to Section 7.02 or PWM pursuant to Section 7.03, as the case may be.

“Injunction” shall have the meaning ascribed to this term in Section 6.01(a).

“Intellectual Property” means (a) inventions and discoveries, whether patentable or not, in any jurisdiction, including United States, non-United States and international patents, patent applications (including divisions, continuations, continuations in part and renewal applications) and statutory invention registrations, and any renewals, extensions or reissues thereof, in any jurisdiction (b) trademarks, service marks, brand names, certification marks, trade dress, domain names, logos, trade names, corporate names and other source identifiers, the goodwill associated with the foregoing and registrations and applications for registration thereof including any extension, modification or renewal of any such registration or application, (c) copyrightable works, copyrights, and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets and know-how, (e) rights of privacy, publicity and endorsement, and (f) any similar intellectual property or proprietary rights.

“Investor Rights Agreement” means that certain Investor Rights Agreement to be entered into by and between CBPO and PWM, substantially in the form attached hereto as Exhibit A.

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“Knowledge” means, (a) with respect to CBPO, the knowledge of the directors and executive officers of CBPO after reasonable inquiry; and (b) with respect to PWM, means the knowledge of the directors and executive officers of PWM.

“Law” means any federal, national, foreign, supranational, state, provincial, local or similar statute, law, treaty, ordinance, regulation, rule, code, order, requirement or rule of law (including common law) or any Governmental Order.

“Lien” means any security interest, pledge, hypothecation, mortgage, lien, license, claim, charge, title retention, right to acquire, option, levy, proxy, right of first refusal, and any other encumbrance or condition of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Listing Rules” means the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

“Lockup Date” shall have the meaning ascribed to this term in the Investor Rights Agreement.

“Losses” means losses, damages, liabilities, deficiencies, Actions, judgments, interests, awards, penalties, fines, costs and expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder; provided, that “Losses” shall not include punitive damages, except in the case of fraud or to the extent actually awarded to any Person by any Governmental Authority.

“Material Contract” shall have the meaning ascribed to this term in Section 4.11(a).

“NASDAQ” means The NASDAQ Stock Market LLC.

“Organizational Documents” means, with respect to an entity, its certificate of incorporation, articles of incorporation, by-laws, articles of association, memorandum of association, certificate of trust, trust agreement, partnership agreement, limited partnership agreement, certificate of formation, limited liability company agreement or operating agreement, as applicable.

“Owned Intellectual Property” means all Intellectual Property owned by, or under obligation of assignment to, any Health Forward Group Company.

“Owned Real Property” shall have the meaning ascribed to this term in Section 4.13(a).

“Party” shall have the meaning ascribed to this term in the preamble to this Agreement.

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“Permit” means any permit, license, franchise, approval, registration, filing, qualification, variance, certificate, certification, consent of any Governmental Authority.

“Permitted Liens” means (a) statutory Liens for Taxes and other governmental charges and assessments not yet due or payable, (b) Liens of carriers, warehousemen, mechanics, materialmen and other like Liens arising in the ordinary course of business, (c) easements, rights of way, encroachments, zoning ordinances and other similar encumbrances affecting real property, (d) statutory Liens in favor of lessors arising in connection with any leased property, and (e) Liens arising under securities or blue sky Laws.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization, Governmental Authority or other entity.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“PWM” shall have the meaning ascribed to this term in the preamble to this Agreement.

“PWM Board” shall have the meaning ascribed to this term in the recitals to this Agreement.

“PWM Circular” shall have the meaning ascribed to this term in Section 5.11.

“PWM Disclosure Schedule” means the disclosure schedule delivered by PWM to CBPO concurrently with the execution and delivery of this Agreement and attached to this Agreement as Schedule I.

“PWM Exchange Shares” means all of the issued and outstanding shares of Health Forward as of the Closing. For the avoidance of doubt, the shares of Health Forward to be issued in connection with the Debt Conversion shall constitute a portion of the PWM Exchange Shares.

“PWM Fundamental Reps” means the representations and warranties of PWM contained in Section 4.01, Section 4.02, Section 4.03, Section 4.06(a) and Section 4.21.

“PWM Indemnified Party” shall have the meaning ascribed to this term in Section 7.02.

“PWM Recommendation” shall have the meaning ascribed to this term in the recitals to this Agreement.

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“PWM Releasing Parties” shall have the meaning ascribed to this term in Section 5.10.

“PWM Shareholder Approval” means the passing at the PWM Shareholders Meeting of resolutions to approve this Agreement and the Transactions in accordance with the Organizational Documents of PWM and the Listing Rules.

“PWM Shareholders Meeting” shall have the meaning ascribed to this term in Section 5.11.

“Real Property Leases” shall have the meaning ascribed to this term in Section 4.13(b).

“Related Person” means (a) any Affiliate of any Health Forward Group Company, (b) PWM or any of its Affiliates, (c) any officer or director of any Health Forward Group Company or of any Person described in clause (a) or (b), and (d) any immediately family member of any natural persons described in clause (a), (b) or (c).

“Representatives” means, with respect to any Person, such Person’s Affiliates and such Person and its Affiliates’ respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” of any Person means any corporation, partnership, joint venture or other legal entity: (a) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such Person or by any one or more of such Person’s Subsidiaries, (b) of which at least fifty percent (50%) of the equity interests is controlled by such Person by any one or more of such Person’s Subsidiaries, (c) of which such Person or any Subsidiary of such Person is a general partner, or (d) whose assets and financial results are consolidated with the net earnings of such Person and are recorded on the books of such Person for financial reporting purposes in accordance with GAAP.

“Tax” means (a) any federal, national, provincial, municipal, local or taxes, duties, imposts, levies, or other like assessments in the nature of a tax, in each case, imposed by any Governmental Authority, including all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, tariffs (including import duty and import value-added tax), and other taxes, and (b) all interest, penalties (administrative, civil or criminal), or additional amounts imposed by any Governmental Authority in connection with any item described in clause (a) above.

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“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any taxing authority with respect to Taxes, including information returns or any documents with respect to or accompanying payments of estimated Taxes.

“Termination Date” shall have the meaning ascribed to this term in Section 8.01(d).

“Third-Party Claim” shall have the meaning ascribed to this term in Section 7.05.

“Transactions” shall have the meaning ascribed to this term in the recitals to this Agreement.

“TXF” shall have the meaning ascribed to this term in the recitals to this Agreement.

Section 1.02.        Interpretation and Rules of Construction. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. When reference is made to an Article, Section, Schedule or Exhibit, such reference is to an Article or Section of, or Schedule or Exhibit to, this Agreement unless otherwise indicated. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. Any references in this Agreement to “US$” shall be to U.S. dollars. References to days mean calendar days unless otherwise specified. When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.” The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, except, in the case of agreements or instruments listed in the PWM Disclosure Schedule, only to the extent the applicable amendment, modification or supplement is also appropriately listed therein. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

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Article II

SHARE EXCHANGE

Section 2.01.         Share Exchange. Upon the terms and subject to the conditions of this Agreement, at the Closing, PWM agrees to sell to CBPO the PWM Exchange Shares, and in exchange therefor, CBPO agrees to issue and sell to PWM the CBPO Exchange Shares, in each case, free and clear of all Liens (other than Permitted Liens) and with all rights attaching on and from the Closing.

Section 2.02.         Closing.

(a)         The closing of the Transactions (the “Closing”) shall take place remotely via the electronic exchange of the closing documents and signatures by facsimile or email (in PDF format) within five (5) Business Days after the last of the conditions to Closing set forth in Article VI has been satisfied or waived (other than conditions which by their nature are to be satisfied at the Closing), or such other date, time or place as the Parties may mutually agree upon in writing (the date on which the Closing takes place being the “Closing Date”). The Parties acknowledge and agree that all transactions occurring at the Closing shall be deemed to be taken, and all documents to be executed and delivered by all Parties at the Closing shall be deemed to have been executed and delivered, simultaneously at the Closing, and no proceedings shall be deemed taken nor any document executed or delivered until all have been taken, executed and delivered.

Section 2.03.         Closing Deliveries by CBPO. At the Closing, CBPO shall deliver or cause to be delivered to PWM:

(a)         a duly issued share certificate in the name of PWM representing the CBPO Exchange Shares;

(b)         a certified true copy of the Register of Members of CBPO as of the Closing Date reflecting PWM (or its nominee)’s ownership of the CBPO Exchange Shares and duly certified by the registered office provider of CBPO;

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(c)          a certified true copy of the resolutions duly and validly adopted by the board of directors of CBPO evidencing its authorization and approval of the execution and delivery of this Agreement and the Investor Rights Agreement and the consummation of the Transactions;

(d)          a certified true copy of the Register of Directors of CBPO as of the Closing Date reflecting the appointment of one individual designated by PWM as a director of CBPO; and

(e)         the Investor Rights Agreement, duly executed by CBPO.

Section 2.04.         Closing Deliveries by PWM. At the Closing, PWM shall deliver or cause to be delivered to CBPO:

(a)         a duly issued share certificate in the name of CBPO (or its nominee) representing the PWM Exchange Shares;

(b)         a certified true copy of the Register of Members of Health Forward as of the Closing Date reflecting CBPO (or its nominee)’s ownership of the PWM Exchange Shares and duly certified by the registered office provider of Health Forward;

(c)         sold and bought notes in respect of the PWM Exchange Shares executed by PWM in the form reasonably satisfactory to CBPO;

(d)         an instrument of transfer as duly stamped by the Hong Kong Stamp Duty Office denoting the payment of the stamp duty;

(e)         a certified true copy of the resolutions duly and validly adopted by the PWM Board evidencing its authorization and approval of the execution and delivery of this Agreement and the Investor Rights Agreement and the consummation of the Transactions;

(f)          a certified true copy of the resolutions duly and validly adopted by the shareholders of PWM at the PWM Shareholders Meeting evidencing the authorization and approval of the execution and delivery of this Agreement and the Investor Rights Agreement and the consummation of the Transactions;

(g)         a certified true copy of the resolutions duly and validly adopted by the boards of directors of Health Forward evidencing its approval of the transfer of the PWM Exchange Shares and the change of directors of Health Forward as contemplated by this Agreement;

(h)         a certified true copy of the Register of Directors of Health Forward as of the Closing Date reflecting the board of directors of Health Forward is consisting of the Persons designated by CBPO prior to the Closing; and

(i)          the Investor Rights Agreement, duly executed by PWM.

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Article III

REPRESENTATIONS AND WARRANTIES OF CBPO

Except as set forth in the CBPO SEC Reports filed after December 31, 2014 and prior to the date of this Agreement (without giving effect to any amendment to any such CBPO SEC Report filed on or after the date hereof and excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature; it being further agreed that (i) any information disclosed in any such CBPO SEC Report shall be deemed disclosure only with respect to a Section of this Agreement to which the relevance of such information is reasonably apparent to PWM from the text of such information contained in such CBPO SEC Report and (ii) no information disclosed in any such CBPO SEC Report shall be deemed to qualify or modify the CBPO Fundamental Reps), CBPO hereby represents and warrants to PWM, as of the date hereof and as of the Closing Date, except if a representation or warranty is made as of a specified date, as of such date, each of the representations and warranties contained in this Article III.

Section 3.01.         Organization and Qualification. Each CBPO Group Company is a legal entity duly organized, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization. Each CBPO Group Company has the requisite power and authority (corporate or otherwise) to own, lease or operate its properties and assets and to carry on its business as it is now being conducted. Each CBPO Group Company is duly qualified to do business and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character the properties and assets owned, leased or operated by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a CBPO Material Adverse Effect.

Section 3.02.         Corporate Authorization. CBPO has all necessary corporate power and authority to execute and deliver this Agreement and the Investor Rights Agreement and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and Investor Rights Agreement by CBPO have been duly authorized by all necessary corporate action on the part of CBPO. This Agreement has been, and the Investor Rights Agreement will be, duly executed and delivered by CBPO, and when executed and delivered by CBPO, assuming due authorization, execution and delivery by PWM which is a counterparty to such agreement, constitutes a legal, valid and binding obligation of CBPO, enforceable against CBPO in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally (the “Bankruptcy and Equity Exception”).

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Section 3.03.         Valid Issuance of the CBPO Exchange Shares. The CBPO Exchange Shares, when issued in accordance with the terms and conditions of this Agreement and sold against receipt of consideration therefor, will be validly issued, fully paid and nonassessable, free and clear of any and all Liens (other than Permitted Liens).

Section 3.04.         Capitalization.

(a)          The authorized share capital of CBPO is US$11,000 divided into 100,000,000 CBPO Ordinary Shares and 10,000,000 Series A Participating Preferred Shares, par value US$0.0001 per share. As of October 11, 2017, there were (i) 27,609,341 CBPO Ordinary Shares issued and outstanding, (ii) no shares of the Series A Participating Preferred Shares of CBPO issued and outstanding, (iii) 2,254,704 CBPO Ordinary Shares issued and held in the treasury of CBPO, and (iv) outstanding options to purchase 231,749 CBPO Ordinary Shares and 914,026 CBPO restricted share units granted under the share incentive plans of CBPO. All of the issued and outstanding shares of CBPO have been duly authorized and validly issued and are fully paid and nonassessable.

(b)          Except as set forth in Section 3.04(a) and the shares reserved for issuance under the share incentive plans of CBPO and the CBPO Rights Agreement, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or voting securities of, or other ownership interests in CBPO, (ii) no outstanding securities of CBPO convertible or exchangeable for shares of capital stock or voting securities of, or other ownership interests in CBPO and (iii) rights, options, warrants, calls or other similar rights, agreements or commitments that obligate CBPO to (A) issue, transfer or sell any shares of capital stock, voting securities or other ownership interests or any securities convertible into or exchangeable for such shares of capital stock, voting securities or other ownership interests, (B) give any person a right to subscribe for or acquire any shares of capital stock or voting securities of, or other ownership interests in CBPO or (C) redeem or otherwise acquire any shares of capital stock or voting securities of, or other ownership interests in CBPO.

Section 3.05.         Non-contravention. The execution, delivery and performance by CBPO of this Agreement and the Investor Rights Agreement do not and will not (a) violate any provision of the Organizational Documents of CBPO, (b) violate any Law or Governmental Order applicable to any CBPO Group Company or (c) conflict with, result in any breach of, constitute a default (or an event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any Contract to which any CBPO Group Company is a party or result in the creation of any Lien upon any of the properties or assets of any CBPO Group Company, other than, in the case of clauses (b) and (c) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not have, individually or in the aggregate, a CBPO Material Adverse Effect. CBPO has taken all actions necessary to render the rights issued pursuant to the CBPO Rights Agreement inapplicable to this Agreement and the transactions contemplated hereby.

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Section 3.06.         Governmental Consents and Approvals. The execution, delivery and performance by CBPO of this Agreement and the Investor Rights Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, other than any approvals or filings required in connection with or in compliance with any obligations under the Securities Act, the Exchange Act and the rules and regulations of the NASDAQ, except, in each case, where failure to obtain such consent, approval, authorization or action, or to make such filing or notification would not, individually or in the aggregate, result in a CBPO Material Adverse Effect. CBPO has taken all actions necessary to exempt the Transactions from Section 5635(a) under NASDAQ Stock Market Rules.

Section 3.07.         No Actions. There are no Actions against any of the CBPO Group Companies pending or, to the Knowledge of CBPO, threatened before any Governmental Authority which would, individually or in the aggregate, result in a CBPO Material Adverse Effect.

Section 3.08.         Compliance with Law; Permits.

(a)            Except as would not, individually or in the aggregate, have a CBPO Material Adverse Effect, the CBPO Group Companies are, and since January 1, 2012 (or the date of its formation, if later) has been in compliance with all Laws and Governmental Orders applicable to them. The CBPO Group Companies hold all material Permits necessary for the lawful conduct of their respective businesses and are in compliance in all material respects with the terms of all such Permits.

(b)            None of the CBPO Group Companies or any of their respective directors, executives or, to the Knowledge of CBPO, agents has, in any material respect, (i) used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) violated or is violating any provision of the U.S. Foreign Corrupt Practices Act of 1977, the PRC Law on Anti-Unfair Competition promulgated on September 2, 1993, or the Interim Rules on Prevention of Commercial Bribery promulgated on November 15, 1996, or any PRC Law in relation thereto, (iv) established or maintained any fund of corporate monies or other properties not recorded on the books and records of any CBPO Group Company, (v) to the Knowledge of CBPO, made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature, or (vi) violated or operated in noncompliance with any applicable money laundering law, anti-terrorism law or regulation, anti-boycott regulations, export restrictions or embargo regulations. None of the CBPO Group Companies or any of their respective directors, executives or, to the Knowledge of CBPO, agents is currently the target of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

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Section 3.09.         Subsidiaries.

(a)          All of the outstanding shares of capital stock or voting securities of, or other ownership interests in each CBPO Significant Subsidiary have been duly authorized and validly issued, fully paid and nonassessable and are owned beneficially and of record by CBPO or one of its Subsidiaries as set forth in in the CBPO SEC Reports, free and clear of any Liens.

(b)          There are no issued, reserved for issuance or outstanding (i) shares of capital stock or voting securities of, or other ownership interests in any CBPO Significant Subsidiary, (ii) no outstanding securities of CBPO or any CBPO Significant Subsidiary convertible or exchangeable for shares of capital stock or voting securities of, or other ownership interests in any CBPO Significant Subsidiary and (iii) rights, options, warrants, calls or other similar rights, agreements or commitments that obligate CBPO or any CBPO Significant Subsidiary to (A) issue, transfer or sell any shares of capital stock or voting securities of, or other ownership interests in any CBPO Significant Subsidiary or any securities convertible into or exchangeable for such shares of capital stock, voting securities or other ownership interests, (B) give any person a right to subscribe for or acquire any shares of capital stock or voting securities of, or other ownership interests in any CBPO Significant Subsidiary or (C) redeem or otherwise acquire any shares of capital stock or voting securities of, or other ownership interests in any CBPO Significant Subsidiary.

Section 3.10.         SEC Reports.

(a)           CBPO has timely filed or furnished, as the case may be, all registration statements, proxy statements, reports, forms and other documents required to be filed or furnished by it with the with the SEC (all of the foregoing documents filed with or furnished to the SEC and all exhibits included therein are referred to as the “CBPO SEC Reports”) since January 1, 2012. As of their respective effective dates (in the case of the CBPO SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other CBPO SEC Reports), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, (i) each CBPO SEC Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, and (ii) none of such CBPO SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make such statements made therein, in the light of the circumstances under which they were made, not misleading.

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(b)           CBPO has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to CBPO, including its Subsidiaries, is made known to CBPO’s principal executive officer and principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the CBPO principal executive officer and principal financial officer to material information required to be included in CBPO’s periodic and current reports required under the Exchange Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act of 2002. CBPO is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to CBPO.

(c)           Since January 1, 2012, CBPO has been and is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

Section 3.11.          Financial Statements.

(a)           Each of the consolidated financial statements (including any related notes) contained or incorporated in the CBPO SEC Reports: (a) was prepared in accordance with GAAP applied on a consistent bases throughout the period indicated therein (except as may be indicated in such financial statements or the notes thereto and except that the unaudited financial statements may not contain all footnotes required by GAAP), and (b) fairly present in all material respects the consolidated financial position of CBPO and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations, cash flows and changes in shareholders’ equity of CBPO and its consolidated Subsidiaries for the respective periods covered thereby in accordance with GAAP (subject, in the case of any unaudited financial statements, to normal year-end audit adjustments). No CBPO Group Company has any liabilities or obligations of any nature (absolute, accrued, contingent or otherwise), except for liabilities or obligations (i) reflected or reserved for in the consolidated balance sheet as of June 30, 2017 that is included in the CBPO SEC Reports, (ii) incurred after June 30, 2017 in the ordinary course of business consistent with past practice, and (iii) that would not, individually or in the aggregate, have a CBPO Material Adverse Effect.

(b)           CBPO and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

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Section 3.12.         Taxes. All material Tax Returns of the CBPO Group Companies have been timely filed in accordance with applicable Laws and all such Tax Returns are true, correct, and complete in all material respects. All material Taxes (whether or not shown on a Tax Return) of the CBPO Group Companies have been timely paid. Each of the CBPO Group Companies has timely paid or withheld all material Taxes required to be paid or withheld with respect to its employees, independent contractors, creditors and other third parties and timely paid over such Taxes to the appropriate Governmental Authority. None of the CBPO Group Companies has executed any outstanding waiver of any statute of limitations or outstanding extension of the period, for the assessment or collection of any material Tax. To the Knowledge of CBPO, no audit or Action of, or with respect to, any material Tax Return or material Taxes of any CBPO Group Company is currently in progress or threatened. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority against the CBPO Group Companies that has not been satisfied by payment, settled or withdrawn. All preferential tax treatments granted to the CBPO Group Companies have been properly approved by or filed with the competent Governmental Authorities in accordance with applicable Laws. No written claim has been made by a Governmental Authority in any jurisdiction where any CBPO Group Company has not filed Tax Return that such Person is or may be subject to Tax or any filing requirement related to Tax in that jurisdiction. None of the CBPO Group Companies is a party to or bound by, or has any obligation under, any Tax allocation agreement, Tax indemnity agreement, Tax sharing agreement or similar contract or arrangement to indemnify any other Person with respect to Taxes that will be in effect after the Closing. The charges, accruals and reserves for Taxes with respect to the CBPO Group Companies reflected on the books and records of the CBPO Group Companies are adequate to cover material Tax liabilities accruing through the end of the last period for which the CBPO Group Companies ordinarily record items on their respective books. Since the end of the last period for which the CBPO Group Companies ordinarily record items on their respective books, none of the CBPO Group Companies has engaged in any transaction, or taken any action that would materially impact any Tax asset or Tax liability of the CBPO Group Companies.

Section 3.13.         No Material Adverse Effect. Since June 30, 2017 to the date of this Agreement, (a) the CBPO Group Companies have conducted their respective businesses in all material respects in the ordinary course consistent with prior practice, and (b) there has not been any event, development or circumstance that would, individually or in the aggregate, have a CBPO Material Adverse Effect.

Section 3.14.         Purchase for Own Account; Economic Risk. CBPO is acquiring the PWM Exchange Shares for investment for its own account and not with a view to the distribution thereof in violation of the Securities Act. CBPO acknowledges that it (a) can bear the economic risk of its investment in the PWM Exchange Shares, and (b) has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the PWM Exchange Shares.

Section 3.15.         Private Placement; Non-U.S. Person. CBPO understands that (a) the PWM Exchange Shares have not been registered under the Securities Act or any state securities Laws and (b) the PWM Exchange Shares may not be sold unless such disposition is registered under the Securities Act and applicable state securities Laws or is exempt from registration thereunder. CBPO represents that it is not a U.S. Person and it is located outside the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act.

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Section 3.16.         Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of CBPO or any of its Subsidiaries.

Section 3.17.         No Additional Representations. CBPO acknowledges that PWM makes no express or implied representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement, the Investor Rights Agreement or any certificate delivered by PWM to CBPO in accordance with the terms hereof and thereof, and that any such other representations and warranties are expressly disclaimed and that CBPO does not rely on any such other representations and warranties or the accuracy or completeness thereof.

Article IV

REPRESENTATIONS AND WARRANTIES OF PWM

Except as set forth in the corresponding section of the PWM Disclosure Schedule, PWM represents and warrants to CBPO, as of the date hereof and as of the Closing Date, except if a representation or warranty is made as of a specified date, as of such date, each of the representations and warranties contained in this Article IV.

Section 4.01.         Corporate Status.

(a)          PWM is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. PWM has the requisite power and authority (corporate or otherwise) to own, lease or operate its properties and assets and to carry on its business as it is now being conducted. PWM is duly qualified to do business and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character the properties and assets owned, leased or operated by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have an HF Material Adverse Effect.

(b)          Each Health Forward Group Company is a legal entity duly organized, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization. Each Health Forward Group Company has the requisite power and authority (corporate or otherwise) to own, lease or operate its properties and assets and to carry on its business as it is now being conducted. Each Health Forward Group Company is duly qualified to do business and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character the properties and assets owned, leased or operated by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have an HF Material Adverse Effect.

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Section 4.02.         Corporate Authorization. PWM has all necessary corporate power and authority to execute and deliver this Agreement and the Investor Rights Agreement and to perform their obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and Investor Rights Agreement by PWM have been duly authorized by all necessary corporate action on the part of PWM, except for the PWM Shareholder Approval. This Agreement has been, and the Investor Rights Agreement will be, duly executed and delivered by PWM, and when executed and delivered by PWM, assuming due authorization, execution and delivery by CBPO, constitutes a legal, valid and binding obligation of PWM, enforceable against PWM in accordance with its terms, subject to the Bankruptcy and Equity Exception. The PWM Board has resolved to recommend the authorization and approval of this Agreement and the Transactions by the shareholders of PWM.

Section 4.03.         Non-contravention. The execution, delivery and performance by PWM of this Agreement and the Investor Rights Agreement do not and will not (a) violate any provision of the Organizational Documents of PWM, (b) violate any Law or Governmental Order applicable to PWM or any Health Forward Group Company or (c) conflict with, result in any breach of, constitute a default (or an event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any Contract to which PWM or any Health Forward Group Company is a party or result in the creation of any Lien upon any of the properties or assets of PWM or any Health Forward Group Company, other than, in the case of clauses (b) and (c) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not have, individually or in the aggregate, an HF Material Adverse Effect.

Section 4.04.         Governmental Consents and Approvals. The execution, delivery and performance by PWM of this Agreement and the Investor Rights Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, other than any approvals or filings required in connection with or in compliance with any obligations under the Securities Act, the Exchange Act and the Listing Rules, except, in each case, where failure to obtain such consent, approval, authorization or action, or to make such filing or notification would not, individually or in the aggregate, result in an HF Material Adverse Effect.

Section 4.05.         Organizational Documents. PWM has furnished or otherwise made available to CBPO complete and correct copies of the Organizational Documents of each Health Forward Group Company and all such Organizational Documents are in full force and effect.

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Section 4.06.         Capitalization.

(a)          As of the date hereof, there are 10,000 issued and outstanding shares of Health Forward. The PWM Exchange Shares constitute all of the issued and outstanding share capital of Health Forward, all of which have been duly authorized, validly issued and are fully paid and non-assessable. PWM owns the PWM Exchange Shares, beneficially and of record, free and clear of any Liens (other than Permitted Liens). Upon transfer of the PWM Exchange Shares at the Closing, CBPO will acquire good and valid title to all of the PWM Exchange Shares, free and clear of any Liens (other than Permitted Liens).

(b)          Except for the PWM Exchange Shares, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or voting securities of, or other ownership interests in Health Forward, (ii) no outstanding securities of Health Forward convertible or exchangeable for shares of capital stock or voting securities of, or other ownership interests in Health Forward and (iii) rights, options, warrants, calls or other similar rights, agreements or commitments that obligate Health Forward or PWM to (A) issue, transfer or sell any shares of capital stock, voting securities or other ownership interests or any securities convertible into or exchangeable for such shares of capital stock, voting securities or other ownership interests, (B) give any person a right to subscribe for or acquire any shares of capital stock or voting securities of, or other ownership interests in Health Forward or (C) redeem or otherwise acquire any shares of capital stock or voting securities of, or other ownership interests in Health Forward.

Section 4.07.         Subsidiaries.

(a)          All of the outstanding shares of capital stock or voting securities of, or other ownership interests in each Subsidiary of Health Forward have been duly authorized and validly issued, fully paid and nonassessable and are owned beneficially and of record by Health Forward or one of its wholly owned Subsidiaries as set forth in Section 4.07 of the PWM Disclosure Schedule, free and clear of any Liens.

(b)         Except as set forth in Section 4.07 of the PWM Disclosure Schedule, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or voting securities of, or other ownership interests in any Subsidiary of Health Forward, (ii) no outstanding securities of Health Forward or any of its Subsidiaries convertible or exchangeable for shares of capital stock or voting securities of, or other ownership interests in any Subsidiary of Health Forward and (iii) rights, options, warrants, calls or other similar rights, agreements or commitments that obligate PWM or any Health Forward Group Company to (A) issue, transfer or sell any shares of capital stock or voting securities of, or other ownership interests in any Subsidiary of Health Forward or any securities convertible into or exchangeable for such shares of capital stock, voting securities or other ownership interests, (B) give any person a right to subscribe for or acquire any shares of capital stock or voting securities of, or other ownership interests in any Subsidiary of Health Forward or (C) redeem or otherwise acquire any shares of capital stock or voting securities of, or other ownership interests in any Subsidiary of Health Forward.

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Section 4.08.         Financial Statements

(a)         True and complete copies of the following financial statements have been delivered to CBPO: (i) the consolidated balance sheet of Health Forward as at December 31, 2014, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in the shareholders’ equity and cash flows for the fiscal years then ended December 31, 2014, 2015 and 2016; and (ii) the consolidated balance sheet of Health Forward as at June 30, 2017 and the related consolidated statements of comprehensive income, changes in the shareholders’ equity and cash flows for the six (6)-month period ended June 30, 2017 (the financial statements in (i) and (ii) are collectively referred to as the “Health Forward Financial Statements”).

(b)         Each of the Health Forward Financial Statements (including any related notes): (a) was prepared in accordance with HKFRS applied on a consistent bases throughout the period indicated therein (except as may be indicated in such financial statements), and (b) fairly present in all material respects the consolidated financial position of Health Forward and its Subsidiaries as of the respective dates thereof and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Health Forward Group Companies for the respective periods covered thereby in accordance with HKFRS (subject, in the case of any interim financial statements, to normal year-end audit adjustments). No Health Forward Group Company has any liabilities or obligations of any nature (absolute, accrued, contingent or otherwise), except for liabilities or obligations (i) reflected or reserved for in the consolidated balance sheet of Health Forward as of June 30, 2017, (ii) incurred after June 30, 2017 in the ordinary course of business consistent with past practice, and (iii) that would not, individually or in the aggregate, have an HF Material Adverse Effect. The Available Cash of the Health Forward Group Companies on a consolidated basis available immediately prior to the Closing will be no less than the Agreed Closing Amount.

Section 4.09.         Absence of Certain Changes or Events. Since June 30, 2017 until the date hereof, (a) The Health Forward Group Companies have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, (b) except as set forth in Section 4.09 of the PWM Disclosure Schedule, there has not been any action taken by any Health Forward Group Company that, if taken during the period from the date of this Agreement through the Closing without CBPO’s consent, would constitute a breach of Section 5.02, and (c) there has not been any Effect that would, individually or in the aggregate, have an HF Material Adverse Effect.

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Section 4.10.         Compliance with Laws; Permits.

(a)         Except as would not, individually or in the aggregate, have an HF Material Adverse Effect, the Health Forward Group Companies are, and since January 1, 2012 (or the date of its formation, if later) has been in compliance with all Laws and Governmental Orders applicable to them. The Health Forward Group Companies hold all material Permits necessary for the lawful conduct of their respective businesses and are in compliance in all material respects with the terms of all such Permits.

(b)         None of the Health Forward Group Companies or any of their respective directors, executives or, to the Knowledge of PWM, agents has, in any material respect, (i) used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) violated or is violating any provision of the U.S. Foreign Corrupt Practices Act of 1977, the PRC Law on Anti-Unfair Competition promulgated on September 2, 1993, or the Interim Rules on Prevention of Commercial Bribery promulgated on November 15, 1996, or any PRC Law in relation thereto, (iv) established or maintained any fund of corporate monies or other properties not recorded on the books and records of any Health Forward Group Company, (v) to the Knowledge of PWM, made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature, or (vi) violated or operated in noncompliance with any applicable money laundering law, anti-terrorism law or regulation, anti-boycott regulations, export restrictions or embargo regulations. None of the Health Forward Group Companies or any of their respective directors, executives or, to the Knowledge of PWM, agents is currently the target of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

Section 4.10.         Taxes. Except as set forth in Section 4.10 of the PWM Disclosure Schedule, all material Tax Returns of the Health Forward Group Companies have been timely filed in accordance with applicable Laws and all such Tax Returns are true, correct, and complete in all material respects. All material Taxes (whether or not shown on a Tax Return) of the Health Forward Group Companies have been timely paid. Each of the Health Forward Group Companies has timely paid or withheld all material Taxes required to be paid or withheld with respect to its employees, independent contractors, creditors and other third parties and timely paid over such Taxes to the appropriate Governmental Authority. None of the Health Forward Group Companies has executed any outstanding waiver of any statute of limitations or outstanding extension of the period, for the assessment or collection of any material Tax. To the Knowledge of PWM, no audit or Action of, or with respect to, any material Tax Return or material Taxes of any Health Forward Group Company is currently in progress or threatened. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority against the Health Forward Group Companies that has not been satisfied by payment, settled or withdrawn. All preferential tax treatments granted to the Health Forward Group Companies have been properly approved by or filed with the competent Governmental Authorities in accordance with applicable Laws. No written claim has been made by a Governmental Authority in any jurisdiction where any Health Forward Group Company has not filed Tax Return that such Person is or may be subject to Tax or any filing requirement related to Tax in that jurisdiction. None of the Health Forward Group Companies is a party to or bound by, or has any obligation under, any Tax allocation agreement, Tax indemnity agreement, Tax sharing agreement or similar contract or arrangement to indemnify any other Person with respect to Taxes that will be in effect after the Closing. The charges, accruals and reserves for Taxes with respect to the Health Forward Group Companies reflected on the books and records of the Health Forward Group Companies are adequate to cover material Tax liabilities accruing through the end of the last period for which the Health Forward Group Companies ordinarily record items on their respective books. Since the end of the last period for which the Health Forward Group Companies ordinarily record items on their respective books, none of the Health Forward Group Companies has engaged in any transaction, or taken any action that would materially impact any Tax asset or Tax liability of the Health Forward Group Companies.

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Section 4.11.         Material Contracts.

(a)          Section 4.11 of the PWM Disclosure Schedule sets forth a complete list of each of the following Contracts that any Health Forward Group Company is a party to, to any Health Forward’s properties or assets are bound by (each such Contract described in clauses (i) to (xvii) below, whether or not disclosed in the Company Disclosure Schedule, is referred to as a “Material Contract”):

(i)           any Contract relating to the issuance of any share capital or voting securities of or any other ownership interests in any Health Forward Group Company or any securities convertible, exchangeable or exercisable into any share capital or voting securities of or any other ownership interests in any Health Forward Group Company;

(ii)          any Contract that involves payments (or a series of payments), contingent or otherwise, of RMB1,000,000 or more individually or in the aggregate with respect to a series of related agreements, in cash, property or services;

(iii)         any Contract relating to Indebtedness with an aggregate outstanding amount as of the date hereof greater than RMB1,000,000 or placing of a Lien (other than a Permitted Lien) on any assets of any Health Forward Group Company;

(iv)         any Contract under which any Health Forward Group Company has advanced or loaned monies to any other Person or otherwise agreed to advance, loan or invest any funds involving an amount in excess of RMB1,000,000 individually or in any series of related transaction;

(v)          any joint venture contracts, strategic cooperation, partnership arrangements or other agreements, including those involving a sharing of profits, losses, costs or liabilities with any third party;

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(vi)          any Contract that limits, or purports to limit, the ability of any Health Forward Group Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(vii)         any Contracts that contain continuing indemnification, guarantee, earn-out or other contingent payment obligations;

(viii)        any Contract for the acquisition or disposition, directly or indirectly (including by merger, consolidation, combination or amalgamation) of assets or share capital or other equity interests of another Person, for a consideration in excess of RMB1,000,000;

(ix)          any Contract with Governmental Authority;

(x)           any Contracts that prohibits the payment of dividends or distributions in respect of the share capital of any Health Forward Group Company, prohibits the pledging of such share capital or prohibits the issuance of guarantees by any Health Forward Group Company;

(xi)          any Contract that will be terminated or varied upon consummation of the Transactions or a change of control of any Health Forward Group Company, will subject the consummation of the Transactions or a change of control of any Health Forward Group Company to the consent of any Person or will trigger any payment to any Person as a result of the consummation of the Transactions or a change of control of any Health Forward Group Company;

(xii)         any Contract between any Health Forward Group Company, on the one hand, and any Related Person, on the other hand, other than any employment agreement relating to services as employees, officers or directors of any Health Forward Group Company;

(xiii)        any Contract relating to any license or acquisition of any Intellectual Property providing for annual payments to or by any Health Forward Group Company in the amount in excess of RMB1,000,000;

(xiv)        any Contract involving the waiver, compromise, or settlement of any material Action;

(xv)        any Contract that contains any dealer, sales representative, marketing or other similar agreement with an amount which is in excess of RMB5,000,000; and

(xvi)       any Contract pursuant to which any Health Forward Group Company has granted a power of attorney, agency or similar authority to a third party.

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(b)         A true and complete copy of each Material Contract has been made available to CBPO by PWM. Each Material Contract is a legal, valid and binding obligation of Health Forward or its applicable Subsidiaries and, to the Knowledge of PWM, the other parties thereto, in full force and effect and enforceable in accordance with its terms subject to the Bankruptcy and Equity Exception. None of the Health Forward Group Companies or, to the Knowledge of PWM, any other party thereto is in breach or violation of, or default under, any Material Contract in any material respect. The Health Forward Group Companies have not received any written claim or notice of default, amendment, modification, termination or cancellation under any such Material Contract in any material respect.

Section 4.12.         Labor; Employment Matters; Employee Benefit Plans.

(a)         No Health Forward Group Company is a party to any collective bargaining, trade union or works council agreement or other labor union contract, and, to the Knowledge of PWM, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any employee of the Health Forward Group Companies. During the last three (3) years, there has been no organized strike, slowdown, work stoppage or lockout, or similar activity or, to the Knowledge of PWM, threat thereof, by or with respect to any employee of the Health Forward Group Companies.

(b)         The consent of, consultation of or the rendering of formal advice by any labor or trade union, works council, or any other employee representative body is not required for any of the Health Forward Group Companies to consummate any of the Transactions.

(c)         Except as would not reasonably be expected to be material to the Health Forward Group Companies, taken as a whole, (i) Health Forward and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, social insurance, collective bargaining and the payment and withholding of Taxes, and (ii) there is no charge of discrimination in employment or employment practices, for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Knowledge of PWM, threatened against any of the Health Forward Group Companies before any Governmental Authority.

(d)         None of the Health Forward Group Companies has adopted any material benefit and compensation plans, agreements, or arrangements, whether written or oral, including, without limitation, plans and agreements to provide severance or fringe benefits, covering current or former service providers.

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Section 4.13.         Real Property; Title to Assets.

(a)         Section 4.13 of the PWM Disclosure Schedule sets forth a true, correct and complete list of all real property and interests in real property owned by the Health Forward Group Companies (collectively, the “Owned Real Property”). Except as would not, individually or in the aggregate, reasonably to be excepted to be material to the Health Forward Group Companies, taken as a whole, (i) the Health Forward Group Companies have a good and valid title to all the Owned Real Property free and clear of any Liens, except for Permitted Liens, and (ii) possession and quiet enjoyment of the Owned Real Property by the Health Forward Group Companies have not been disturbed and, to the Knowledge of PWM, there are no disputes with respect to such Owned Real Property.

(b)         PWM has made available to CBPO true, correct and complete copies of all leases, subleases and other agreements and all modifications, amendments and supplements thereto (collectively, the “Real Property Leases”) under which any Health Forward Group Company uses or occupies or has the right to use or occupy, now or in the future, any leased real property. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Health Forward Group Companies, taken as a whole, with respect to each Real Property Lease: (i) such Real Property Lease constitutes a valid and legally binding obligation of the Health Forward Group Companies and, to the Knowledge of PWM, the other parties thereto, in full force and effect and enforceable in accordance with its terms subject to the Bankruptcy and Equity Exception, (ii) the Health Forward Group Companies have a good and valid leasehold interest in the leased real property under such Real Property Lease, free and clear of all Liens, except for Permitted Liens, (iii) possession and quiet enjoyment of the leased real property under such Real Property Lease by the Health Forward Group Companies have not been disturbed and, to the Knowledge of PWM, there are no disputes with respect to such Real Property Lease, and (iv) the Health Forward Group Companies are not and, to the Knowledge of PWM, no other party to such Real Property Lease is, in breach or default under such Real Property Lease.

(c)         Except as would not, individually or in the aggregate, reasonably be expected to be material to the Health Forward Group Companies, taken as a whole, the Health Forward Group Companies have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets, in each case free and clear of all Liens, except for Permitted Liens.

Section 4.14.         Intellectual Property Rights.

(a)         Except as would not, individually or in the aggregate, reasonably be expected to be material to the Health Forward Group Companies, taken as a whole, the Health Forward Group Companies own all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) and have valid and sufficient rights to use all other Intellectual Property used in, or necessary to conduct, the business of the Health Forward Group Companies as it is currently conducted, free and clear of all Liens (other than Permitted Liens) (together with the Owned Intellectual Property, the “Health Forward Intellectual Property”).

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(b)         Except as would not, individually or in the aggregate, reasonably be expected to be material to the Health Forward Group Companies, taken as a whole, no Health Forward Group Company has received written notice of any claim that it, or the business conducted by it, is infringing, diluting or misappropriating or has infringed, diluted or misappropriated any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Health Forward Group Companies, taken as a whole, none of the Health Forward Group Companies or their businesses infringes, dilutes or misappropriates or has infringed, diluted or misappropriated any Intellectual Property rights of any Person. To the knowledge of PWM, no Person is currently infringing, diluting or misappropriating the Owned Intellectual Property in any material respect.

(c)         Except as would not, individually or in the aggregate, reasonably be expected to be material to the Health Forward Group Companies, taken as a whole, there are no pending or, to the Knowledge of PWM, threatened, Actions by any Person challenging the validity or enforceability of, or the use or ownership by any Health Forward Group Company of, any Health Forward Intellectual Property.

Section 4.15.         No Actions. There are no Actions against any of PWM and the Health Forward Group Companies pending or, to the Knowledge of PWM, threatened before any Governmental Authority which would, individually or in the aggregate, result in an HF Material Adverse Effect.

Section 4.16.         Environmental Matters. Each of Health Forward Group Company has complied and is in compliance in all material respects with all applicable environmental Laws, has obtained and possess and has been in compliance in all material respects with all permits, licenses and other authorizations necessary to operate the business as currently operated under any environmental Law, and all such environmental Permits are in full force and effect.

Section 4.17.         Related Party Transactions. Except as set forth in Section 4.17 of the PWM Disclosure Schedule, no Related Person (a) has, directly or indirectly, a material economic interest in any Person that (i) furnishes or sells services or products that any Health Forward Group Company furnishes or sells, or (ii) is otherwise engaged in business that directly competes with that of any Health Forward Group Company, (b) has, directly or indirectly, an economic interest in any Person that purchases from or sells or furnishes to any Health Forward Group Company any material value of goods or services, (c) has, directly or indirectly, a beneficial interest in any Material Contract, (d) has, directly or indirectly, any material contractual or other arrangement with any Health Forward Group Company, (e) received any payment or other benefit from any Health Forward Group Company, or (f) advanced or owed any material amount of money to any Health Forward Group Company. No Health Forward Group Company has extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer of any Health Forward Group Company.

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Section 4.18.         Insurance. PWM has made available to CBPO accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Health Forward and its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Health Forward Group Companies, taken as a whole, (a) all such policies, programs and arrangements are in full force and effect and are of the type and in amounts customarily carried by Persons conducting businesses similar to Health Forward and its Subsidiaries in the PRC, and (b) PWM has no reason to believe that Health Forward and its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted without a significant increase in cost.

Section 4.19.         Purchase for Own Account; Economic Risk. PWM is acquiring the CBPO Exchange Shares for investment for its own account and not with a view to the distribution thereof in violation of the Securities Act. PWM acknowledges that it (a) can bear the economic risk of its investment in the CBPO Exchange Shares, and (b) has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the CBPO Exchange Shares.

Section 4.20.         Private Placement; Non-U.S. Person. PWM understands that (a) the CBPO Exchange Shares have not been registered under the Securities Act or any state securities Laws and (b) the CBPO Exchange Shares may not be sold unless such disposition is registered under the Securities Act and applicable state securities Laws or is exempt from registration thereunder. PWM represents that it is not a U.S. Person and it is located outside the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act. PWM acknowledges that the certificates representing the CBPO Exchange Shares will bear the following legend:

“THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT OR IN A TRANSACTION WHICH, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, QUALIFIES AS AN EXEMPT TRANSACTION UNDER THE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE SHARES ARE SUBJECT TO THE TRANSFER RESTRICTIONS SET FORTH IN THE INVESTOR RIGHTS AGREEMENT, DATED BY AND BETWEEN PW MEDTECH GROUP LIMITED AND THE COMPANY.”

Section 4.21.         Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of PWM, any of its Subsidiaries or any Health Forward Group Company.

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Section 4.22.         No Additional Representations. PWM acknowledges that CBPO makes no express or implied representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement, the Investor Rights Agreement or any certificate delivered by CBPO to PWM in accordance with the terms hereof and thereof, and that any such other representations and warranties are expressly disclaimed and that PWM does not rely on any such other representations and warranties or the accuracy or completeness thereof.

Article V
ADDITIONAL AGREEMENTS

Section 5.01.         Further Assurance. During the period from the date of this Agreement to the earlier of the Closing Date, each of the Parties agrees to do or cause to be done all things necessary or reasonably advisable under applicable Laws to consummate the Transactions on a timely basis, including using its commercially reasonable efforts to give such notices and obtain all other authorizations, consents, orders and approval of all Governmental Authorities and other third parties that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement.

Section 5.02.         Conduct of Business of Health Forward to Closing. Except as required by any Law, or in line with the ordinary course of business consistent with past practice (including, for the avoidance of doubt, ordinary marketing activities), or expressly required or permitted by this Agreement, or as set forth in Section 5.02 of the PWM Disclosure Schedule, or with the prior written consent of CBPO, from the date hereof to the Closing Date, PWM shall, and shall cause each Health Forward Group Company to, conduct the business of the Health Forward Group Companies in the ordinary course of business consistent with past practice and use commercially reasonable efforts to (a) preserve substantially intact the present business organization of the Health Forward Group Companies, (b) maintain, in all material respects, its assets, properties, operations and the Permits of the Health Forward Group Companies, (c) keep available the services of the key directors and executive officers of the Health Forward Group Companies, (d) preserve, in all material respects, the present relationships with the Persons with which any Health Forward Group Company has material business relationships, and (e) manage the working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) of the Health Forward Group Companies in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except as required by any Law, or in line with the ordinary course of business consistent with past practice (including, for the avoidance of doubt, ordinary marketing activities) (which should not apply to any item set forth in Section 5.02(a) through Section 5.02(f)), or expressly required or permitted by this Agreement, or as set forth in Section 5.02 of the PWM Disclosure Schedule, or with the prior written consent of CBPO, PWM agrees that, from the date hereof to the Closing Date, none of the Health Forward Group Companies shall:

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(a)         amend its Organizational Documents;

(b)         issue, sell, transfer or dispose of, or pledge, redeem, purchase or acquire, any shares of its capital stock or other equity interests, or grant any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other agreements or rights to purchase or otherwise acquire any shares of its capital stock or other equity interests, or grant any stock appreciation, phantom stock, profit participation, or similar rights;

(c)         effect any recapitalization, reclassification, share split or like change in its capitalization;

(d)         effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Health Forward Group Company;

(e)         make or change any material Tax election, adopt or change a method of Tax accounting, amend any material Tax Returns or file any claims for material Tax refunds, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(f)         declare or pay any dividends on authorize or make other distributions in respect of any of its capital stock or other equity interests;

(g)         incur, terminate or prepay any Indebtedness, or incur capital expenditures or similar obligations or liabilities, in excess of RMB300,000 individually or RMB1,000,000 in the aggregate;

(h)          acquire or agree to acquire any real property, corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, other than such acquisitions in an amount not to exceed RMB300,000 individually or RMB1,000,000 in the aggregate;

(i)         sell, lease, pledge, assign, transfer or dispose of or incur any Lien on assets having a value in excess of RMB100,000 individually or RMB1,000,000 in the aggregate;

(j)         (A) hire or retain any officer, director, employee or individual independent contractor with annual base compensation of RMB500,000 or more, (B) terminate the service of any officer, director, employee or individual independent contractor with annual base compensation of RMB500,000 or more, other than for “cause” or take any action that is reasonably likely to give rise to a “good reason” (or any term of similar import) claim; (C) increase in any manner any compensation, bonus, benefits payable or severance entitlements of any officer, director, employee or individual independent contractor; or (D) adopt, enter into or amend any share incentive plan or material benefits plan

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(k)         enter into any new line of business, or abandon or discontinue any existing lines of business;

(l)         make any change in any method of accounting for financial reporting, except for any such change required by reason of a concurrent change in or interpretation of HKFRS, as agreed to by its independent public accountants;

(m)         make any loans, advances or capital contributions to, or investments in, any other Person;

(n)         enter into, amend or modify in any material respect or terminate any Material Contract (or any Contract that would have been a Material Contract if in effect on the date hereof) or otherwise waive, release or assign any material rights, claims or benefits of any Health Forward Group Company;

(o)         settle, or offer or propose to settle, (i) any material Action involving any Health Forward Group Company with an amount in excess of RMB100,000, or (ii) any Action that relates to the Transactions;

(p)         sell, lease, license, or otherwise transfer or dispose of, abandon or permit to lapse, fail to take any action necessary to maintain, enforce or protect any material Health Forward Intellectual Property;

(q)         mortgage, pledge or subject to any material Lien (other than Permitted Liens) any material asset;

(r)         terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(s)         undertake any action or fail to take any action that would have an HF Material Adverse Effect; or

(t)         agree, resolve or commit to do any of the foregoing.

Section 5.03.         Conduct of Business of CBPO Prior to Closing. Except as required by any Law or expressly permitted by this Agreement or with the prior written consent of PWM, from the date hereof to the Closing Date, CBPO shall, and shall cause each other CBPO Group Company to, conduct its business in the ordinary course of business consistent with past practice.

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Section 5.04.         No Solicitation. PWM agrees that for a period of eighteen (18) months following the Closing, it will not and it will ensure that its controlled Affiliates (and any Person acting on behalf of or in concert with it or any of its controlled Affiliates) will not, directly or indirectly, solicit for employment or hire any officer, director, or employee of any Health Forward Group Company. The restrictions of this Section 5.04 shall not prohibit PWM, however, from (i) conducting any general solicitations for employment, such as any newspaper or Internet help wanted advertisement, directly or through any agent (including placement and recruiting agencies) that is not directed at such Persons, or (ii) hiring any such Person (a) who approaches PWM in response to such advertisements or general solicitations, (b) who contacts PWM on his or her own initiative without any direct or indirect solicitation from PWM or (c) whose employment with any Health Forward Group Company has ceased.

Section 5.05.         PRC Tax Matters.

(a)         The Parties hereby acknowledge, covenant and agree that (i) CBPO and the Health Forward Group Companies shall have no obligation to pay any Tax assessed by the applicable PRC Governmental Authority on PWM to be paid by PWM with respect to the sale of the PWM Exchange Shares pursuant to this Agreement and (ii) PWM shall bear and pay any Tax as assessed by the applicable PRC Governmental Authority on PWM with respect to the sale of the PWM Exchange Shares pursuant to this Agreement.

(b)         PWM shall (i) at its own expense, as soon as practicable within thirty (30) days following the date of this Agreement, report the sale of the PWM Exchange Shares to the applicable PRC Governmental Authority in accordance with The State Administration of Taxation’s Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-resident Enterprises (State Administration of Taxation Bulletin [2015] No. 7) and make such filings and disclosures in accordance therewith and (ii) timely pay any Tax assessed by the applicable PRC Governmental Authority on PWM with respect to the sale of the PWM Exchange Shares in accordance with applicable Law. After such Tax reporting, PWM shall use its commercially reasonable efforts to promptly submit all documents requested by the applicable PRC Governmental Authority in connection with such Tax reporting, and give regular updates to CBPO as to the determination (and deliver to CBPO assessment notices, if any, issued by the applicable PRC Governmental Authority in connection with such determination). For each such Tax report or filing made pursuant to this Section 5.05(b) and each payment of Tax pursuant to this Section 5.05(b) or in connection with any corporate restructuring of the Health Forward Group Companies conducted in furtherance of the Transactions so long as the transacting parties are all non-PRC companies, PWM shall procure that a copy of the proof of such Tax report or filing or Tax payment receipt is delivered promptly to CBPO.

Section 5.06.         Access to Information.

(a)         Subject to applicable Law, from the date hereof to the Closing Date, PWM shall (a) give, and shall cause the Health Forward Group Companies to give, CBPO and its Representatives, upon prior written notice, reasonable access, during normal business hours and under reasonable circumstances, to the offices, properties, books and records of the Health Forward Group Companies, (b) furnish, and shall cause the Health Forward Group Companies to furnish, to CBPO and its Representatives such financial and operating data and other information relating to the Health Forward Group Companies as such Persons may reasonably request and (c) instruct the Representatives of the Health Forward Group Companies to cooperate with CBPO in its investigation of the Health Forward Group Companies. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Health Forward Group Companies.

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(b)         Subject to applicable Law, from the date hereof to the Closing Date, CBPO shall (a) give, and shall cause the CBPO Group Companies to give, PWM and its Representatives, upon prior written notice, reasonable access, during normal business hours and under reasonable circumstances, to the offices, properties, books and records of the CBPO Group Companies, (b) furnish, and shall cause the CBPO Group Companies to furnish, to PWM and its Representatives such financial and operating data and other information relating to the CBPO Group Companies as such Persons may reasonably request and (c) instruct the Representatives of the CBPO Group Companies to cooperate with PWM in its investigation of the CBPO Group Companies. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the CBPO Group Companies.

(c)         All information obtained by the parties pursuant to this Section 5.06 shall be kept confidential in accordance with the Confidentiality Agreement.

Section 5.07.         Alternative Transactions; IPO.

(a)         From the date of this Agreement to the Closing Date, PWM shall not, and shall not authorize, direct or permit any of its Affiliates and Representatives to, directly or indirectly, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or enter into negotiations or discussions of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or other similar agreement with any Person other than CBPO with respect to a sale of material portion of the assets of any Health Forward Group Company, or a merger, consolidation, business combination, sale of all or any material portion of any class of equity securities, or securities convertible into or exchangeable for equity securities, of any Health Forward Group Company (each, an “Alternative Transaction”). Immediately following the execution of this Agreement, PWM shall cease and cause to be terminated all existing discussions or negotiations with any Persons conducted heretofore with respect to an Alternative Transaction and shall promptly enforce, or cause to be enforced, any contractual rights that PWM or any Health Forward Group Company may have to require the return or destruction of confidential information relating to the Health Forward Group Companies provided to such Person in connection therewith.

(b)         From the date of this Agreement to the Closing Date, PWM shall cease to take any steps toward an initial public offering of the securities of any member of the Health Forward Group Companies, whether under the Securities Act or the equivalent thereof in a jurisdiction other than the United States, and whether such offering is a primary issuance by the relevant issuer, a secondary sale by the holders of the equity securities of such issuer or a combination thereof.

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(c)           CBPO hereby undertakes that, if an initial public offering of the securities of a member of the Health Forward Group Companies is in the best interests of CBPO, it will use commercially reasonable efforts to effect such initial public offering on an internationally recognized stock exchange as and when such securities become eligible for listing on such stock exchange.

Section 5.08.         Related Party Arrangements. Except for the items set forth under Section 5.08 of the PWM Disclosure Schedule, PWM shall cause all Contracts, commitments or arrangements between or among any Health Forward Group Company, on the one hand, and any Related Person, on the other hand, to be terminated effective as of the Closing without continuing liability of any kind on any Health Forward Group Company, and PWM shall deliver written evidence of such termination to CBPO at or prior to the Closing.

Section 5.09.         Notices of Certain Events. Each of CBPO and PWM shall promptly notify the other in writing of:

(a)         any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(b)         any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)         any Actions commenced or, to the Knowledge of CBPO or the Knowledge of PWM, threatened against any CBPO Group Company or any of PWM and the Health Forward Group Companies, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such Party pursuant to such Party’s representations and warranties contained herein, or that relate to the consummation of the Transactions; and

(d)         if any inaccuracy or breach of any representation or warranty or failure to perform any covenant or agreement on the part of CBPO or PWM, as the case may be, set forth in this Agreement shall have occurred that would cause the conditions set forth in Article VI not to be satisfied;

provided, however, that the delivery of any notice pursuant to this Section 5.09 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

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Section 5.10.        Release. Except for the items set forth under Section 5.10 of the PWM Disclosure Schedule, effective as of the Closing, PWM, on behalf of itself, its successors and assigns, Affiliates and its and their respective equityholders, members, managers, partners, directors, officers, employees, agents and other Representatives (collectively, the “PWM Releasing Parties”), does hereby unconditionally and irrevocably release and discharge the Health Forward Group Companies and their respective predecessors, successors, direct or indirect equityholders, assigns and Affiliates, and their respective members, managers, partners, directors, officers, employees, agents and other representatives in their capacities as such (collectively, the “Health Forward Released Parties”), from any and all Losses, liabilities or claims of every kind, in connection with any transaction or occurrence arising up to and including the Closing, whether in law, equity or otherwise, known or unknown, suspected or unsuspected (including any fiduciary duty Actions against the Health Forward Released Parties) that any PWM Releasing Party now has, has had or could have asserted against any of the Health Forward Released Parties prior to and including the Closing Date (including with respect to, arising out of or relating to any PWM Releasing Party’s status (directly or indirectly through one or more other Persons) as an employee, stockholder, option holder, representative, agent, director and/or officer of any Health Forward Group Company prior to and including the Closing Date) (collectively, the “Health Forward Released Claims”). Each PWM Releasing Party hereby irrevocably agrees to refrain from, directly or indirectly, asserting any Action against any Health Forward Released Party based upon any Health Forward Released Claim.

Section 5.11.         PWM Shareholders Meeting. As promptly as reasonably practicable following the date of this Agreement, PWM shall take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the PWM Shareholder Approval in accordance with the Organizational Documents of PWM and the Listing Rules (the “PWM Shareholders Meeting”). PWM shall include the PWM Recommendation in the shareholder circular for the PWM Shareholders Meeting (the “PWM Circular”) and shall not change, withhold, withdraw, qualify or modify, or propose to change, withhold, withdraw, qualify or modify, the PWM Recommendation. PWM shall promptly notify CBPO of the receipt of any written comments from the Stock Exchange of Hong Kong Limited or any other Governmental Authority on the PWM Circular, and all other written correspondence with any Governmental Authority relating to the PWM Circular. All filings made by PWM with any Governmental Authority in connection with the Transactions shall, to the extent relating to CBPO, be subject to the reasonable prior review and comment of CBPO, and PWM shall consider in good faith all reasonable comments proposed by CBPO.

Section 5.12.         Resignations. To the extent requested by CBPO in writing at least three (3) Business Days prior to Closing, PWM shall delivered to CBPO duly signed resignations, effective as of the Closing, of the directors of Health Forward, which shall include a waiver of any claims against Health Forward by such directors.

Section 5.13.         CBPO Rights Agreement. Each of CBPO and PWM agrees and acknowledges that, for the purposes of the CBPO Rights Agreement, PWM shall be considered an Exempt Person and exempted from the definition of Acquiring Person; provided that PWM remains in compliance with Section 4 (Transfer Restrictions) and Section 6 (Voting Agreement) of the Investor Rights Agreement prior to the Lockup Date; provided, further, that the number of Ordinary Shares Beneficially Owned by PWM at all times after the Lockup Date does not exceed the number of Ordinary Shares Beneficially Owned by PWM as of the Lockup Date (other than the acquisition of additional Ordinary Shares pursuant to a dividend or distribution paid or made by CBPO on the outstanding Ordinary Shares in Ordinary Shares or pursuant to a split or subdivision of the outstanding Ordinary Shares). Notwithstanding anything to the contrary, the terms of “Exempt Person”, “Acquiring Person”, “Ordinary Shares” and “Beneficially Own” used in this Section 5.13 shall have the meanings ascribed to such terms in the CBPO Rights Agreement.

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Section 5.14.         Debt Conversion. As promptly as practicable after the date hereof, but in any event no later than the date of the PWM Shareholders Meeting, PWM shall (i) convert all of the Indebtedness and other payables owed by Health Forward to PWM or any of its Affiliates (other than the Health Forward Group Companies), except such Indebtedness and other payables as set forth in Section 5.14 of the PWM Disclosure Schedule, into the issued and outstanding shares of Health Forward owned by PWM (the “Debt Conversion”), (ii) take all necessary actions to complete the filings and other required procedures in respect of the Debt Conversion with competent Governmental Authorities, and (iii) keep CBPO fully and promptly informed as to all the Debt Conversion and provide CBPO with all documents relating to the Debt Conversion as CBPO may request.

Article VI

CONDITIONS TO CLOSING

Section 6.01.        Conditions to Obligations of Each Party. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or waiver (where permissible), at or prior to the Closing, of each of the following conditions:

(a)         No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect (whether temporary, preliminary or permanent) and has the effect of enjoining, restraining, prohibiting or otherwise making the consummation of the Transactions illegal (an “Injunction”).

(b)         The PWM Shareholder Approval shall have been obtained.

Section 6.02.         Conditions to Obligations of CBPO. The obligations of CBPO to consummate the Transactions shall be subject to the satisfaction or waiver (where permissible), at or prior to the Closing, of each of the following conditions:

(a)         The representations and warranties of PWM contained in Article IV of this Agreement (i) that are qualified by materiality or HF Material Adverse Effect, shall be true and correct in all respects, and (ii) that are not qualified by materiality or HF Material Adverse Effect, shall be true and correct in material respects, in each case of (i) and (ii), as of the date of this Agreement and as of the Closing (except for representations and warranties that expressly speak as of a specified date, in which case as of such specified date).

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(b)         PWM shall have performed and complied in all material respects with all agreements, covenants and conditions contained in this Agreement that are required to be performed or complied with by them at or prior to the Closing.

(c)         No HF Material Adverse Effect shall have occurred following the date of this Agreement.

(d)         PWM shall have delivered supporting documents reasonably acceptable to CBPO to show that the Available Cash of the Health Forward Group Companies on a consolidated basis available immediately prior to the Closing is be no less than the Agreed Closing Amount.

(e)         The Debt Conversion shall have been completed and CBPO shall have received from PWM all necessary documents evidencing completion of the Debt Conversion.

(f)          PWM shall have delivered to CBPO a certificate, dated as of the Closing Date, signed by a duly authorized officer of PWM, certifying that the conditions specified in Section 6.02(a) through Section 6.02(e) are satisfied.

Section 6.03.         Conditions to Obligations of PWM. The obligations of PWM to consummate the Transactions shall be subject to the satisfaction or waiver (where permissible), at or prior to the Closing, of each of the following conditions:

(a)         The representations and warranties of CBPO contained in Article III (i) that are qualified by materiality or CBPO Material Adverse Effect, shall be true and correct in all respects, and (ii) that are not qualified by materiality or CBPO Material Adverse Effect, shall be true and correct in material respects, in each case of (i) and (ii), as of the date of this Agreement and as of the Closing (except for representations and warranties that expressly speak as of a specified date, in which case as of such specified date).

(b)         CBPO shall have performed and complied in all material respects with all agreements, covenants and conditions contained in this Agreement that are required to be performed or complied with by it at or prior to the Closing.

(c)         No CBPO Material Adverse Effect shall have occurred following the date of this Agreement.

(d)         CBPO shall have delivered to PWM a certificate, dated as of the Closing Date, signed by a duly authorized officer of CBPO, certifying that the conditions specified in Section 6.03(a) through Section 6.03(c) are satisfied.

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Article VII

INDEMNIFICATION

Section 7.01.         Survival of Representations and Warranties.

(a)         The representations and warranties of CBPO contained in this Agreement shall survive the Closing until two (2) years after the Closing; provided, however, that the CBPO Fundamental Reps shall survive indefinitely. The covenants and agreements of CBPO set forth in this Agreement shall survive the Closing until fully discharged in accordance with their terms. PWM’ right to indemnification with respect to the representations, warranties, covenants or agreements of CBPO shall not be affected or deemed waived by reason of any investigation made at any time by or on behalf of PWM.

(b)         The representations and warranties of PWM contained in this Agreement shall survive the Closing until two (2) years after the Closing; provided, however, that the PWM Fundamental Reps shall survive indefinitely. The covenants and agreements of PWM set forth in this Agreement shall survive the Closing until fully discharged in accordance with their terms. CBPO’ right to indemnification with respect to the representations, warranties, covenants or agreements of PWM shall not be affected or deemed waived by reason of any investigation made at any time by or on behalf of CBPO.

(c)         Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation, warranty, covenant or agreement and such claims shall survive until finally resolved.

Section 7.02.         Indemnification by CBPO. Following the Closing, CBPO shall indemnify and defend each of PWM and its Representatives (each a “PWM Indemnified Party”) against, and shall hold each of them harmless from and against, any and all Losses actually suffered or incurred by, or imposed upon, the PWM Indemnified Parties arising out of or resulting from:

(a)         any inaccuracy or breach of any representation or warranty made by CBPO under this Agreement; or

(b)         any violation or nonperformance of any covenant or agreement of CBPO under this Agreement.

Section 7.03.         Indemnification by PWM. Following the Closing, PWM shall indemnify and defend CBPO and its Representatives (each a “CBPO Indemnified Party”) against, and shall hold each of them harmless from and against, any and all Losses actually suffered or incurred by, or imposed upon, the CBPO Indemnified Parties arising out of or resulting from:

(a)         any inaccuracy or breach any representation or warranty made by PWM under this Agreement;

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(b)         any violation or nonperformance of any covenant or agreement by PWM under this Agreement;

(c)         PWM’s failure to timely pay any Taxes imposed on PWM in connection with the Transactions and any corporate restructuring of the Health Forward Group Companies conducted in furtherance of the Transactions under any applicable Laws or any failure of any other Person to withhold or to assist in withholding from payments to PWM pursuant to this Agreement under any applicable Laws; or

(d)         any matter set forth in Schedule II.

Section 7.04.         Limits on Indemnification. The indemnification provided for in Section 7.02 and Section 7.03 shall be subject to the following limitations:

(a)         CBPO shall not be liable for any claim for indemnification pursuant to Section 7.02(a) unless and until the aggregate amount of all indemnifiable Losses under Section 7.02(a) exceeds RMB1 million, in which event CBPO shall be required to pay or be liable for all such Losses from the first dollar. The aggregate amount of all Losses for which CBPO shall be liable pursuant to Section 7.02(a) shall not exceed RMB1 billion.

(b)         PWM shall not be liable for any claim for indemnification pursuant to Section 7.03(a) unless and until the aggregate amount of all indemnifiable Losses under Section 7.03(a) exceeds RMB1 million, in which event PWM shall be required to pay or be liable for all such Losses from the first dollar. The aggregate amount of all Losses for which PWM shall be liable pursuant to Section 7.03(a) shall not exceed RMB1 billion.

(c)         Notwithstanding the foregoing, the limitations set forth in Section 7.04(a) and Section 7.04(b) shall not apply to Losses arising out of or resulting from any inaccuracy or breach of any CBPO Fundamental Reps or PWM Fundamental Reps.

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Section 7.05.         Third-Party Claims. If an Indemnified Party shall receive notice of any Action, audit, demand or assessment (each, a “Third-Party Claim”) against it or which may give rise to a claim for Loss under this Article VII, within thirty (30) calendar days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party or Indemnifying Parties, as the case may be, notice of such Third-Party Claim; provided, however, that the failure to provide such notice shall not release any Indemnifying Party from any of its obligations under this Article VII except to the extent that such Indemnifying Party is materially prejudiced by such failure and shall not relieve such Indemnifying Party from any other obligation or liability that it may have to any Indemnified Party otherwise than under this Article VII. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party or Indemnified Parties hereunder against any Losses that may result from such Third-Party Claim, then such Indemnifying Party or Indemnifying Parties, as the case may be, shall be entitled to assume and control the defense of such Third-Party Claim at its or their expense and through counsel of its or their choice if it or they give notice of such intention to do so to the Indemnified Party or Indemnified Parties, as the case may be, within fourteen (14) calendar days of the receipt of notice from any Indemnified Party of such Third-Party Claim; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of the Indemnified Party or Indemnified Parties in its or their sole and absolute discretion for the same counsel to represent both the Indemnified Party or Indemnified Parties and the Indemnifying Party or Indemnifying Parties, then the Indemnified Party or Indemnified Parties shall be entitled to retain its or their own counsel in each jurisdiction for which the Indemnified Party determines counsel is required, at the expense of the Indemnifying Party or Indemnifying Parties. In the event that the Indemnifying Party or Indemnifying Parties exercise the right to undertake any such defense against any such Third-Party Claim as provided above, the Indemnified Party or Indemnified Parties shall cooperate with the Indemnifying Party or Indemnifying Parties in such defense and make available to any Indemnifying Party, at such Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by such Indemnifying Party. Similarly, in the event any Indemnified Party is, directly or indirectly, conducting the defense against any such Third-Party Claim, such Indemnifying Party shall cooperate with the Indemnified Party or Indemnified Parties in such defense and make available to any Indemnified Party, at such Indemnifying Party’s or Indemnifying Parties’ expense, all such witnesses, records, materials and information in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as is reasonably required by any Indemnified Party. No Third-Party Claim may be settled (i) by any Indemnified Party without the prior written consent of the Indemnifying Party or Indemnifying Parties (which shall not be unreasonably withheld or delayed) if the Indemnifying Party or Indemnifying Parties acknowledge in writing its or their obligation to indemnify such Indemnified Party hereunder against any Losses that may result from such Third-Party Claim or (ii) by any Indemnifying Party without the prior written consent of the Indemnified Party or Indemnified Parties, except, in the case of (ii) only, where settlement of such Third-Party Claim (A) includes an unconditional release of the Indemnified Party or Indemnified Parties from all liability arising out of such Action, audit, demand or assessment and (B) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

Section 7.06.         Exclusive Remedy. Following the Closing, notwithstanding any other provision contained herein, this Article VII shall be the sole and exclusive monetary remedy of the Parties for any and all claims arising out of or resulting from this Agreement, except that no limitation or exceptions with respect to the obligations or liabilities on any Indemnifying Party in this Article VII shall apply to any claims arising out of or resulting from fraud or willful misconduct on the part of any Indemnifying Party. Nothing in this Article VII or elsewhere in this Agreement shall limit any Party’s right to specific performance or other equitable or non-monetary remedies.

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Article VIII

TERMINATION

Section 8.01.         Termination. This Agreement may be terminated at any time prior to the Closing:

(a)         by the mutual written consent of CBPO and PWM;

(b)         by either CBPO by written notice to PWM or by PWM by written notice to CBPO, in the event that any Governmental Authority having competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Injunction which shall have become final and non-appealable;

(c)         by either CBPO by written notice to PWM or by PWM by written notice to CBPO, in the event that the PWM Shareholder Approval shall not have been obtained at the PWM Shareholders Meeting or any adjournment or postponement thereof at which this Agreement has been voted upon;

(d)         by either CBPO by written notice to PWM or by PWM by written notice to CBPO, in the event that the Closing shall not have occurred on or before December 31, 2017 (the “Termination Date”);

(e)         by CBPO by written notice to PWM, if (i) PWM shall have breached any representation, warranty, covenant or agreement set forth in this Agreement, (ii) such breach or misrepresentation is not cured within twenty (20) days after PWM receives written notice thereof from CBPO (or such shorter period between the date of such notice and the Termination Date), and (iii) such breach or misrepresentation would cause any of the conditions set forth in Section 6.01 or Section 6.02 not to be satisfied; provided, however, that, CBPO shall not have the right to terminate this Agreement pursuant to this Section 8.01(e) if it is then in material breach of this Agreement that would result in any conditions to Closing set forth in Section 6.01 or Section 6.03 not being satisfied; or

(f)         by PWM by written notice to CBPO, if (i) CBPO shall have breached any representation, warranty, covenant or agreement set forth in this Agreement, (ii) such breach or misrepresentation is not cured within twenty (20) days after CBPO receives written notice thereof from PWM (or such shorter period between the date of such notice and the Termination Date), and (iii) such breach or misrepresentation would cause any of the conditions set forth in Section 6.01 or Section 6.03 not to be satisfied; provided, however, that, PWM shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if it is then in material breach of this Agreement that would result in any conditions to Closing set forth in Section 6.01 or Section 6.02 not being satisfied.

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Section 8.02.         Termination Fee.

(a)         CBPO shall pay, or cause to be paid, to PWM an amount equal to RMB20,000,000 in immediately available funds (the “CBPO Termination Fee”) if this Agreement is terminated by PWM pursuant to Section 8.01(f). Such payment shall be made as promptly as possible (but in any event no later than five (5) Business Days) after the date of such termination.

(b)         Each of CBPO and PWM acknowledges that (i) the agreements contained in this Section 8.02 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where the CBPO Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amount payable pursuant to Section 8.02(a) is not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate PWM for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.02, PWM would not have entered into this Agreement.

(c)         Notwithstanding anything to the contrary in this Agreement, in the event that the CBPO Termination Fee is paid or payable pursuant to Section 8.02(a), PWM’s right to receive from CBPO the CBPO Termination Fee pursuant to Section 8.02(a) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of PWM, the Subsidiaries of PWM, the direct or indirect stockholders of CBPO or any other person, or any of their respective Affiliates or Representatives against (i) CBPO or any of its Subsidiaries, (ii) the former, current and future holders of any equity, partnership or limited liability company interest in, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, Representatives, members, managers, general or limited partners, shareholder or, assignees of, CBPO or any of its Subsidiaries, or (iii) any holders or future holders of any equity, share, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, Representatives, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (all persons described in clauses (i) to (iii), collectively, the “CBPO Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement hereunder, any failure to perform hereunder or other failure of the Transactions to be consummated (in each case whether willfully, intentionally, unintentionally or otherwise).

Section 8.03.         Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void and there shall be no liability under this Agreement on the part of any Party except that nothing herein shall relieve any Party from liability for any breach of this Agreement that occurred before such termination and the terms of Section 8.02, this Section 8.03 and Article IX shall survive any such termination.

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Article IX

MISCELLANEOUS

Section 9.01.         Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given, made or received on the date of delivery if delivered in person or by internationally recognized overnight courier service, or on the date of confirmation of receipt of transmission by facsimile (provided that confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party), to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.01):

(a)	If to CBPO, to:

China Biologic Products Holdings, Inc.

18th Floor, Jialong International Building

19 Chaoyang Park Road

Chaoyang District

Beijing 100125, China
Attention: David Gao

Facsimile: +86 10 6598 3111

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chao Yang District

Beijing 10004, China
Attention: Howard Zhang, Esq.
Facsimile: +86 10 8567 5102

(b)	If to PWM, to:

PW Medtech Group Limited

1002–1003, Block C, Focus Square

No. 6 Futong East Avenue

Wangjing, Chaoyang District

Beijing, PRC
Attention: Song Hong
Facsimile: +86 10 8478 3657

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Suite 1509, 15/F, Jardine House

1 Connaught Place, Central, Hong Kong
Attention: Weiheng Chen, Esq.
Facsimile: +852 3972 4999

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Section 9.02.         Confidentiality.

(a)         The Confidentiality Agreement shall remain in effect and continue to bind CBPO and PWM until its termination pursuant to its terms; provided, that from and after the Closing, the Confidential Agreement shall not apply to any Confidential Information (as defined in the Confidentiality Agreement) regarding the Health Forward Group Companies.

(b)         For a period of eighteen (18) months following the Closing, PWM shall, and shall cause its Affiliates and their respective Representatives to, hold in strict confidence any and all information, whether written or oral, concerning the Health Forward Group Companies, except to the extent that PWM can show that such information (a) is generally available to and known by the public through no fault of PWM, any of its Affiliates or their respective Representatives; or (b) is lawfully acquired by PWM, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If PWM or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law or applicable national securities exchange, PWM shall promptly notify CBPO in writing and shall disclose only that portion of such information is legally required to be disclosed, provided that PWM shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 9.03.         Adjustments for Share Splits, etc. Wherever in this Agreement there is a reference to a specific number of CBPO Ordinary Shares or PWM Exchange Shares, then upon the occurrence of any subdivision, combination or share or extraordinary dividend of or on CBPO Ordinary Shares or PWM Exchange Shares with an effective or record date from the date hereof until the Closing, the specific number of such shares so referenced in this Agreement shall be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of shares by such subdivision, combination or dividend.

Section 9.04.         Amendment. Any provision of this Agreement may be amended or waived prior to Closing if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided, that after the PWM Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of PWM under applicable Law or Listing Rules without such approval having first been obtained. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

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Section 9.05.         Taxes and Expenses. Each Party shall pay all of its own fees and expenses (including attorneys’ fees) incurred in connection with this Agreement and the Transactions. For the avoidance of any doubt, PWM shall ensure that no fees and expenses (including attorneys’ fees) incurred in connection with this Agreement, the Transactions or any corporate restructuring of the Health Forward Group Companies conducted in furtherance of the Transactions are paid or payable by any Health Forward Group Company. CBPO and PWM shall each bear an equal portion of the Hong Kong stamp duty required to be paid in connection with the Transactions. Except as otherwise provided in this Agreement or agree expressly among the Parties, each Party shall be solely responsible for all Taxes accruing to such Party arising from this Agreement or the Transactions under applicable Laws.

Section 9.06.         Assignment. This Agreement and the rights and obligations of the Parties hereunder may not be assigned by CBPO without PWM’s written consent or by PWM without CBPO’s written consent. Any assignment in violation of this Section 9.06 shall be null and void.

Section 9.07.         No Third-Party Beneficiaries. Except for the provisions of Article VII relating to the Indemnified Parties, the provisions of Section 5.10 relating to the Health Forward Released Parties and the provisions of Section 8.02(c) relating to the members of the CBPO Group, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever.

Section 9.08.         Governing Law; Arbitration.

(a)         This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to its conflicts of law principles thereof.

(b)         Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter shall be finally settled by arbitration. The place and seat of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in force (the “HKIAC Rules”). The number of arbitrators shall be three (3). In the event that there are more than two parties to an arbitration, one arbitrator shall be appointed by PWM and one arbitrator shall be appointed by CBPO. The third arbitrator, who shall serve as chairperson of the arbitral tribunal, shall be selected by the mutual agreement of the first two arbitrators. Any arbitrator that is not so appointed shall instead be appointed in accordance with the HKIAC Rules. The language to be used in the arbitration proceedings shall be English. The award of the arbitral tribunal shall be final, conclusive and binding upon the Parties. Judgment upon any award may be entered and enforced in any court having jurisdiction over a Party or any of its assets. For the purpose of the enforcement of an award, the Parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement, including any defenses based on lack of personal jurisdiction or inconvenient forum.

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Section 9.09.         Entire Agreement. This Agreement, the Confidentiality Agreement and the Investor Rights Agreement constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the Parties and/or their Affiliates with respect to the subject matter of this Agreement.

Section 9.10.         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, CBPO and PWM shall negotiate together in good faith to modify this Agreement so as to effect the original intent of both CBPO and PWM as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 9.11.         Counterparts. This Agreement may be executed and delivered (including by electronic transmission in PDF format or by facsimile transmission) in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.12.         Specific Performance. The Parties acknowledge and agree that irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine if any of the provisions of this Agreement are not performed in accordance with their specific terms. Accordingly, in addition to any other right or remedy to which a Party may be entitled, at law or in equity, it shall be entitled to seek enforcement of any provision of this Agreement by a decree of specific performance and to seek temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other undertaking. The Parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

By:	/s/ David (Xiaoying) Gao
Name: David (Xiaoying) Gao
Title: Chief Executive Officer

Signature Page to Share Exchange Agreement

PW MEDTECH GROUP LIMITED

By:	/s/ Jiang Liwei
Name: JIANG Liwei
Title: Chief Executive Officer/Director

Signature Page to Share Exchange Agreement

Schedule I – PWM Disclosure Schedule

Schedule II – Specified Indemnity Items

Exhibit A – Form of Investor Rights Agreement

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is made as of [●], 2017 by and between:

(1)	China Biologic Products Holdings, Inc., a Cayman Islands exempted company (the “Company”); and

(2)	PW Medtech Group Limited, a Cayman Islands exempted company (the “Investor”).

The parties listed above are referred to herein collectively as “Parties” and individually as a “Party.”

RECITALS

A.	The Company and the Investor entered into a share exchange agreement, dated as of October 12, 2017 (the “Share Exchange Agreement”), pursuant to which, among other things, the Company issued and delivered to the Investor certain Ordinary Shares; and

B.	In connection with and as a condition to the consummation of the transactions contemplated by the Share Exchange Agreement, the Company and the Investor have agreed to enter into this Agreement.

WITNESSETH

NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1.	Interpretation

1.1           Definitions. The following terms shall have the meanings ascribed to them below:

“Affiliate” means, with respect to any Person, any Person that controls, is controlled by, or is under common control with such Person. As used herein, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, and individually or together with any other Person, of the power to direct or to cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise.

“At-the-Market Offering” means a Registration in which securities of the Company are sold to the public through one or more investment banks or financial advisors as agent to the selling shareholder (but not as underwriter on a firm commitment basis).

“Beneficially Own” or “Beneficial Ownership” means, with respect to any securities, having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Exchange Act.

“Blackout Period” means (i) any period during which directors and executive officers of the Company are not permitted to trade under the insider trading policy of the Company then in effect; provided that the foregoing restriction shall not apply with respect to the Investor if the Investor no longer has a right to designate a member of the Board pursuant to this Agreement and (ii) in the event that the Company determines in good faith that the registration would reasonably be expected to materially and adversely affect or materially interfere with any bona fide material financing of the Company or any material transaction under consideration by the Company or would require disclosure of material information that has not been disclosed to the public, a period of up to sixty (60) days (the Blackout Period described in this clause (ii) shall count as an “Unscheduled Blackout Period”). The Unscheduled Blackout Period may not occur more than twice in any period of fifteen (15) consecutive months.

“Board” or “Board of Directors” means the board of directors of the Company.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the city of Beijing, Hong Kong or New York.

“Closing” has the meaning set forth in the Share Exchange Agreement.

“Company Competitors” means the entities, enterprises and businesses listed in Schedule I hereof and any Affiliates of any such entity, enterprise or business, which list may be updated by the Board.

“Company Securities” means (i) Ordinary Shares, (ii) securities convertible into or exercisable or exchangeable for Ordinary Shares and (iii) any options, warrants or other rights to acquire Ordinary Shares.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Form F-3” means Form F-3 promulgated by the SEC under the Securities Act or any successor form or substantially similar form then in effect.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, local or other governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“HKFRS” means the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

“Holder” means the Investor or any of its Permitted Transferees, so long as such Person holds Registrable Securities.

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“Law” means any federal, national, foreign, supranational, state, provincial, local or similar statute, law, treaty, ordinance, regulation, rule, code, order, requirement or rule of law (including common law) or any Governmental Order.

“NASDAQ” means The NASDAQ Stock Market LLC.

“Ordinary Shares” means the ordinary shares, par value US$0.0001 per share, of the Company.

“Permitted Transferee” means, with respect to the Investor, any controlled Affiliate of the Investor for so long as such transferee remains a controlled Affiliate of the Investor at all times following the applicable transfer.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization, Governmental Authority or other entity.

“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including post-effective amendments, and all other material incorporated by reference in such prospectus.

“Registrable Securities” means all of the Ordinary Shares acquired by the Investor pursuant to the Share Exchange Agreement; provided that any such Ordinary Shares shall cease to be Registrable Securities if (i) they have been registered and sold pursuant to an effective Registration Statement, (ii) they have been transferred by a Holder in a transaction in which the Holder’s rights under this Agreement are not, or cannot be, assigned, (iii) they may be sold pursuant to Rule 144 under the Securities Act without limitation thereunder on volume or manner of sale or (iv) they have ceased to be outstanding.

“Registration” means a registration with the SEC of the offer and sale to the public of Registrable Securities under a Registration Statement. The terms “Register,” “Registered” and “Registering” shall have a correlative meaning.

“Registration Expenses” shall mean all expenses incident to the Company’s performance of or compliance with this Agreement, including all (i) registration, qualification and filing fees; (ii) expenses incurred in connection with the preparation, printing and filing under the Securities Act of the Registration Statement, any Prospectus and any issuer free writing prospectus and the distribution thereof; (iii) the reasonable fees and expenses of the Company’s counsel and independent accountants; (iv) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Ordinary Shares under the state blue sky laws (including the related fees and expenses of counsel); (v) the costs and charges of any transfer agent and any registrar; (vi) all expenses and application fees incurred in connection with any filing with, and clearance of an offering by, Financial Industry Regulatory Authority, Inc.; (vii) expenses incurred in connection with any “road show” presentation to potential investors; (viii) printing expenses, messenger, telephone and delivery expenses; and (ix) fees and expenses of listing any Registrable Securities on any securities exchange on which the Ordinary Shares are then listed; but in each case excluding any Selling Expenses.

3

“Registration Statement” means any registration statement of the Company filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Representatives” means, with respect to any Person, such Person’s Affiliates and such Person and its Affiliates’ respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Selling Expenses” means (i) all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities hereunder and (ii) any fees and expenses of legal counsel or other advisors of the Holders.

“Shelf Registration” means a Registration Statement of the Company on Form F-3 for an offering to be made on a delayed or continuous basis of Ordinary Shares pursuant to Rule 415 under the Securities Act (or similar provisions then in effect).

“Underwritten Offering” means a Registration in which securities of the Company are sold to an underwriter or underwriters on a firm commitment basis for reoffering to the public.

1.2   Interpretation. For all purposes of this Agreement, except as otherwise expressly provided, (i) the terms defined in this Section 1 shall have the meanings assigned to them in this Section 1 and include the plural as well as the singular, (ii) all references in this Agreement to designated “Sections” and other subdivisions are to the designated Sections and other subdivisions of the body of this Agreement, (iii) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms, (iv) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision, (v) all references in this Agreement to designated schedules, exhibits and annexes are to the schedules, exhibits and annexes attached to this Agreement unless explicitly stated otherwise, (vi) “or” is not exclusive, (vii) the term “including” will be deemed to be followed by “, but not limited to,” (viii) the terms “shall,” “will,” and “agrees” are mandatory, and the term “may” is permissive, and (ix) the term “day” means “calendar day.”

2.	Registration Rights.

2.1           Shelf Registration.

(a)          Shelf Registration. To the extent permitted under applicable Law, as promptly as practicable after the Closing, but in any event no later than one hundred and eighty (180) days thereof, the Company shall take all necessary actions as reasonably required by the Investor to prepare and file a Shelf Registration covering the offering and sale of the Registrable Securities pursuant to Rule 415 under the Securities Act and the Company shall use commercially reasonable efforts to cause such Shelf Registration to become effective or declared effective by the SEC as promptly as practicable after such filing. Nothing in this Section 2 shall be construed as permitting any Transfer that is prohibited under Section 4.

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The Company shall provide such Shelf Registration (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) to the Investor and its counsel at a reasonable time prior to its filing or other submission and shall not file or submit the same in a form to which the Investor or its counsel reasonably objects in writing within two (2) Business Days after the receipt thereof.

The Company shall notify the Investor by facsimile or email as promptly as practicable after any such Shelf Registration becomes or is declared effective.

(b)          Shelf Takedown. After the Lockup Date (or an earlier date agreed by the Company in writing), if any Holder of Registrable Securities included on a Shelf Registration delivers a written notice to the Company specifying the kind and number of such Registrable Securities such Holder wishes to sell or distribute (the “Takedown Notice”), the Company shall take all actions reasonably requested by such Holder, including amending or supplementing such Shelf Registration, as may be necessary to enable such Registrable Securities to be sold or distributed in accordance with the intended method of distribution set forth in the Takedown Notice, including an Underwritten Offering, as expeditiously as practicable; provided, however, that (i) the Holders may not require the Company to effect a shelf takedown that is an Underwritten Offering unless the Registrable Securities to be registered exceed 20% of the total Registrable Securities as of the date of this Agreement, (ii) the Holders may not require the Company to effect more than two shelf takedowns that are Underwritten Offerings in any 12-month period, (iii) the Holders may not require the Company to effect more than three shelf takedowns (other than shelf takedowns that are Underwritten Offerings) in any 12-month period and (iv) the Holders may not require the Company to effect more than five shelf takedowns that are Underwritten Offerings.

(c)          Blackout. The Company shall be entitled to postpone (upon prior written notice to the Investor) the filing or the effectiveness of a Registration Statement for any Registration or suspend the use of any Registration Statement in the event of a Blackout Period until the expiration of the applicable Blackout Period. Upon notice by the Company to the Holders of a Blackout Period, each Holder shall keep the fact of any such notice strictly confidential and, during any Blackout Period, promptly halt any offer, sale, trading or transfer by it of any Registrable Securities pursuant to the Shelf Registration for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by the Company) and promptly halt any use, publication, dissemination or distribution of any Prospectus covering any Registrable Securities for the duration of the Blackout Period and, if so directed by the Company, shall deliver to the Company any copies then in its possession of any such Prospectus. The Company shall use commercially reasonable efforts to terminate any postponement or suspension under any Blackout Period (including any Unscheduled Blackout Period) as promptly as practicable.

(d)          Effective Registration. Subject to the applicability of Blackout Periods, the Company shall use its commercially reasonable efforts to keep the Shelf Registration for purposes of Section 2.1(a) continuously effective under the Securities Act in order to permit the Prospectus forming a part thereof to be usable by Holders until the termination of the registration rights pursuant to Section 2.10.

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(e)          Underwritten Offering. In the event that a Holder intends to distribute the Registrable Securities in a Registration by means of an Underwritten Offering, no Holder may include Registrable Securities in such Registration unless such Holder, subject to the limitations set forth in Section 2.6, (i) agrees to sell its Registrable Securities on the basis provided in the applicable underwriting arrangements; (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; and (iii) cooperates with the Company’s reasonable requests in connection with such Registration (it being understood that the Company’s failure to perform its obligations hereunder, which failure is caused by such Holder’s failure to cooperate, will not constitute a breach by the Company of this Agreement).

(f)           Priority of Securities in an Underwritten Offering. If the managing underwriter or underwriters of a proposed Underwritten Offering informs the Company and the Holders with Registrable Securities in the proposed Underwritten Offering in writing that, in its or their opinion, the number of securities requested to be included in such Underwritten Offering exceeds the number that can be sold in such Underwritten Offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the number of securities to be included in such Underwritten Offering shall be reduced to the extent necessary to reduce the total number of securities to be included in such offering to the number recommended by the managing underwriter or underwriters in the following order of priority: first, there shall be excluded from the Underwritten Offering any securities to be sold for the account of any selling securityholder, including the Holders, that have been requested to be included therein pursuant to piggyback registration rights (including Section 2.2), pro rata based on the number of securities owned by such selling securityholder; second, there shall be excluded from the Underwritten Offering any securities to be sold for the account of selling securityholders, including the Holders, that originally requested the Underwritten Offering, pro rata based on the number of securities owned by such selling securityholder to the extent there is more than one such initiating selling securityholder; and finally, there shall be excluded from the Underwritten Offering any securities to be sold for the account of the Company.

(g)          Eligibility for Form F-3 and WKSI Status. The Company represents and warrants to the Investor as of the date hereof that the Company meets the requirements for use of Form F-3 under the Securities Act and the Company is a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act. The Company shall use commercially reasonable efforts to maintain its eligibility for a Shelf Registration under Form F-3 and in the event that the Company fails to meet the requirements for use of Form F-3, the Company shall be required to perform its obligations under this Agreement as if all references to “Form F-3” were replaced by “Form F-1” for the purposes of the definition of “Shelf Registration”.

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2.2           Piggyback Registrations.

(a)          Participation. After the Lockup Date (or an earlier date agreed by the Company in writing), if the Company proposes to file a Prospectus as part of any Registration Statement under the Securities Act with respect to any offering of Company Securities for its own account and/or for the account of any other Persons (other than a Registration (i) under Section 2.1 hereof, (ii) pursuant to a Registration Statement on Form S-8 (or other registration solely relating to an offering or sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit arrangement) or Form F-4, Form S-4 or similar form that relates to a transaction subject to Rule 145 under the Securities Act, (iii) pursuant to any form that does not include substantially the same information as would be required to be included in a Registration Statement covering the sale of Registrable Securities, (iv) in connection with any dividend reinvestment or similar plan, (v) for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity or any similar transaction, or (vi) that relates to an offering of Company Securities that is not underwritten and that occurs at a time when a Shelf Registration is effective in accordance with Section 2.1(a)), then the Company shall give written notice of such proposed filing to the Investor on behalf of each Holder as soon as practicable (but in any event at least ten (10) Business Days prior to the proposed date of printing the preliminary Prospectus), and such notice shall offer such Holders the opportunity to Register under such Registration Statement such number of Registrable Securities as each such Holder may request in writing (a “Piggyback Registration”). Subject to this Section 2.2(a) and Section 2.2(c), the Company shall use commercially reasonable efforts to include in such Registration Statement all such Registrable Securities that are requested to be included therein within six (6) Business Days after the date of any such notice. If the offering pursuant to a Registration Statement pursuant to this Section 2.2(a) is to be an Underwritten Offering, then each Holder making a request for a Piggyback Registration pursuant to this Section 2.2(a) shall, and the Company shall use commercially reasonable efforts to coordinate arrangements with the underwriters so that each such Holder may, participate in such Underwritten Offering. If the offering pursuant to such Registration Statement is to be on any other basis, then each Holder making a request for a Piggyback Registration pursuant to this Section 2.2(a) shall, and the Company shall use commercially reasonable efforts to coordinate arrangements so that each such Holder may, participate in such offering on such basis. If the Company files a Shelf Registration for its own account and/or for the account of any other Persons, the Company agrees that it shall use its commercially reasonable efforts to include in such Registration Statement such disclosures as may be required by Rule 430B under the Securities Act in order to ensure that the Holders may be added to such Shelf Registration at a later time through the filing of a Prospectus supplement rather than a post-effective amendment.

(b)          Right to Withdraw. Each Holder shall have the right to withdraw such Holder’s request for inclusion of its Registrable Securities in any Underwritten Offering pursuant to this Section 2.2 at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of such Holder’s request to withdraw and, subject to the preceding clause, each Holder shall be permitted to withdraw all or part of such Holder’s Registrable Securities from a Piggyback Registration at any time prior to the printing of the preliminary Prospectus.

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(c)          Priority of Piggyback Registration. If the managing underwriter or underwriters of any proposed Underwritten Offering of a class of Registrable Securities included in a Piggyback Registration informs the Company and the Holders in writing that, in its or their opinion, the number of securities of such class which such Holder and any other Persons intend to include in such Underwritten Offering exceeds the number which can be sold in such Underwritten Offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such Underwritten Offering shall be reduced to the extent necessary to reduce the total number of securities to be included in such offering to the number recommended by the managing underwriter or underwriters in the following order of priority: first, there shall be excluded from the Underwritten Offering any securities to be sold for the account of any selling securityholder, including the Holders, that have been requested to be included therein pursuant to piggyback registration rights (including this Section 2.2), pro rata based on the number of securities owned by such selling securityholder; second, there shall be excluded from the Underwritten Offering any securities to be sold for the account of selling securityholders, including the Holders, that originally requested the Underwritten Offering, pro rata based on the number of securities owned by such selling securityholder to the extent there is more than one such initiating selling securityholder; and finally, there shall be excluded from the Underwritten Offering any securities to be sold for the account of the Company.

(d)          Determination Not to Conduct Offering. If at any time after giving a Piggyback Registration notice and prior to the filing of a final prospectus supplement in connection with such offering, the Company shall determine for any reason not to offer the securities originally intended to be included in such offering, the Company may, at its election, give written notice of such determination to the Investor and thereupon the Company shall be relieved of its obligation to include any Holder’s Registrable Securities in such offering.

2.3           Notification to Holder. The Company shall advise each Holder promptly in writing of the existence of any fact and the happening of any event that makes any statement of a material fact made in any Registration Statement or Prospectus untrue, or that requires the making of any additions to or changes in any Registration Statement or Prospectus in order to make the statements therein not misleading and in such event the Company shall prepare and file with the SEC, as soon as reasonably practicable, an amendment to such Registration Statement or an amendment or supplement to such Prospectus or a report on Form 6-K, as the case may be, so that, as so amended or supplemented, such Registration Statement and such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances then existing, not misleading. Upon receipt of such written advice, each Holder shall discontinue and refrain from making any sales of Registrable Securities, until such time as the Company advises such Holder that such Registration Statement or such Prospectus no longer contains an untrue statement or omission of a material fact, and if so directed by the Company, such Holder will deliver to the Company (at the Company’s expense) all copies of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. The period during which the sales of Registrable Securities are suspended pursuant to the foregoing sentence shall count as an Unscheduled Blackout Period.

2.4           Holder Information. As a condition precedent to any Registration hereunder, the Company may require each Holder as to which any Registration is being effected to furnish to the Company, and each such Holder agrees to furnish to the Company, such information regarding the distribution of such securities and such other information relating to such Holder, its ownership of Registrable Securities and other matters as the Company may from time to time reasonably request in writing to enable the Company to comply with the provisions of this Agreement.

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2.5           Holdback Agreements. Each of the Company and the Holders agrees, upon reasonable request from the managing underwriter or underwriters in connection with any Registration for an Underwritten Offering of the Company’s securities (other than pursuant to a registration statement on Form F-4, Form S-4 or any similar or successor form or pursuant to a registration solely relating to an offering and sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit plan arrangement), not to effect (other than pursuant to such Registration) any public sale or distribution of Registrable Securities, including, but not limited to, any sale pursuant to Rule 144, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, any Registrable Securities, any other Company Securities without the prior written consent of the managing underwriters during such period as reasonably requested by the managing underwriters (but in no event longer than the seven days before and the 30 days after the pricing of such Underwritten Offering).

2.6           Underwriting Agreement in Underwritten Offerings. If requested by the managing underwriters for any Underwritten Offering, the Company and the participating Holders shall enter into an underwriting agreement in customary form with such underwriters for such offering.

2.7           Registration Expenses. In the case of any Registration of Registrable Securities required pursuant to this Agreement (including any Registration that is delayed or withdrawn) or proposed Underwritten Offering pursuant to this Agreement, the Company shall pay all Registration Expenses regardless of whether the Registration Statement becomes effective or the Underwritten Offering is completed; provided, however, that in the case of any proposed shelf takedown pursuant to this Agreement that is an Underwritten Offering or an At-the-Market Offering, the Investor shall pay such out-of-pocket Registration Expenses (other than Registration Expenses to the extent such Registration Expenses would have been incurred by the Company if the shelf takedown were not an Underwritten Offering or At-the-Market Offering) on a pro rata basis with reference to the number of the Registered Securities being offered by the Investor in such shelf takedown and promptly reimburse such expenses to the Company upon request regardless of whether such Underwritten Offering or At-the-Market Offering is completed. The Company shall have no obligation to pay any Selling Expenses.

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2.8           Indemnification.

(a)          Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the full extent permitted by law, each Holder and such Holder’s officers, directors, employees, advisors, Affiliates and agents and each Person who controls (within the meaning set forth in the Securities Act or the Exchange Act) such Holder from and against any and all losses, claims, damages, liabilities (or actions in respect thereof) and expenses, joint or several (including reasonable costs of investigation and legal expenses) (each, a “Loss” and collectively “Losses”) arising out of or based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was Registered under the Securities Act (including any final or preliminary Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein), or any such statement made in any free writing prospectus (as defined in Rule 405 under the Securities Act) that the Company has filed or is required to file pursuant to Rule 433(d) of the Securities Act, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading; provided, however, that the Company shall not be liable to any particular indemnified party in any such case to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any such Registration Statement (including any final or preliminary Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein) or any such statement made in any free writing prospectus in reliance upon and in conformity with written information furnished to the Company by such indemnified party expressly for use in the preparation thereof. This indemnity shall be in addition to any liability the Company may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any indemnified party and shall survive the transfer of such securities by such Holder.

(b)          Indemnification by the Selling Holder. Each selling Holder agrees (severally and not jointly) to indemnify and hold harmless, to the full extent permitted by law, the Company and the Company’s directors, officers, employees, advisors, Affiliates and agents and each Person who controls (within the meaning set forth in the Securities Act or the Exchange Act) the Company from and against any Losses arising out of or based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was Registered under the Securities Act (including any final or preliminary Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein), or any such statement made in any free writing prospectus that the Company has filed or is required to file pursuant to Rule 433(d) of the Securities Act, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading to the extent, but, in each case (i) or (ii), only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission is made in reliance upon and in conformity with any written information furnished by such selling Holder to the Company expressly for inclusion in such Registration Statement, Prospectus, preliminary Prospectus or free writing prospectus. This indemnity shall be in addition to any liability the selling Holder may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any indemnified party.

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(c)           Conduct of Indemnification Proceedings. Any Person seeking indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (it being understood that any delay or failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder to the extent that it is materially prejudiced by reason of such delay or failure) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim within 15 Business Days after receipt of notice of such claim from the Person seeking indemnification hereunder or fails to employ counsel reasonably satisfactory to such Person within 15 Business Days after receipt of notice of such claim or to pursue the defense of such claim in a reasonably vigorous manner, (c) the named parties to any proceeding include both such indemnified and the indemnifying party and the indemnified party has reasonably concluded (based on written advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, or (d) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest may exist between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person). If such defense is not assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its consent, but such consent shall not be unreasonably withheld, conditioned or delayed. If the indemnifying party assumes the defense, the indemnifying party shall not have the right to settle such action or enter into any judgment without the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, unless such settlement or judgment (i) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of an unconditional release from all liability in respect to such claim or litigation, (ii) does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any indemnified party and (iii) does not provide for any action on the part of any party other than the payment of money damages which is to be paid in full by the indemnifying party. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm (in addition to one local counsel) at any one time from all such indemnified party or parties unless (x) the employment of more than one counsel has been authorized in writing by the indemnifying party or parties, (y) an indemnified party has reasonably concluded (based on written advice of counsel) that there may be legal defenses available to it that are different from or in addition to those available to the other indemnified parties or (z) a conflict or potential conflict exists or in the reasonable judgment of such Person may exist (based on advice of counsel to an indemnified party) between such indemnified party or parties and the other indemnified parties, in each of which cases the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel.

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(d)          Contribution. If for any reason the indemnification provided for in Section 2.8(a) or Section 2.8(b) is unavailable to an indemnified party or insufficient to hold it harmless as contemplated by Section 2.8(a) or Section 2.8(b), then the indemnifying party shall, in lieu of indemnifying such indemnified party thereunder, contribute to the amount paid or payable by the indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand in connection with the statements or omissions which resulted in such Loss as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 2.8(d). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The amount paid or payable by an indemnified party hereunder shall be deemed to include, for purposes of this Section 2.8(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating, preparing to defend or defending against or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding. If indemnification is available under this Section 2.8, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Section 2.8(a) and Section 2.8(b) hereof without regard to the relative fault of said indemnifying parties or indemnified party.

2.9           Reporting Requirements; Rule 144. The Company shall use its commercially reasonable efforts to be and remain in compliance with the periodic filing requirements imposed under the SEC’s rules and regulations, including the Exchange Act, and thereafter shall timely file such information, documents and reports as the SEC may require or prescribe under Section 13 or 15(d) (whichever is applicable) of the Exchange Act. If the Company is not required to file such reports during such period, it will, upon the request of any Holder, make publicly available such necessary information for so long as necessary to permit sales pursuant to Rule 144 or Regulation S under the Securities Act, and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without Registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 or Regulation S under the Securities Act, as such Rules may be amended from time to time, or (b) any rule or regulation hereafter adopted by the SEC.

2.10         Termination. The Company shall have no obligations to register any Registrable Securities proposed to be sold by any Holder upon the earlier of (i) the third anniversary of the Lockup Date and (ii) such time as there are no Registrable Securities.

3.	Board Representation

3.1           Investor Director.

(a)          For as long as the Ordinary Shares Beneficially Owned by the Investor represent at least 10% of the issued and outstanding share capital of the Company immediately after the Closing (after taking into account of any subdivision, combination, consolidation, reverse share split or reclassification of Ordinary Shares or any dividend or distribution in Ordinary Shares occurred after the Closing), the Investor shall be entitled to designate one director to the Board (such director, the “Investor Director”).

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(b)          The Company shall, subject to applicable regulation or listing requirements of NASDAQ or other securities exchange on which the Company Securities are listed for trading, cause the appointment, election and reelection of such Investor Director to the Board, including, convening a meeting of the Board pursuant to the memorandum and articles of the Company and appointing such Investor Director to the Board, and in the case of an election, (i) nominating such individual to be elected as a director as provided herein, (ii) recommending to the shareholders of the Company the election of such Investor Director to the Board at a meeting of shareholders of the Company, including soliciting proxies in favor of the election of the Investor Director, (iii) including such nomination and recommendation regarding such individual in the Company’s notice for any meeting of shareholders to elect directors.

(c)          The Investor shall ensure that each individual nominated by it to serve on the Board shall meet all qualifications required by written policies of the Company in effect from time to time that apply to all nominees for the Board and by applicable Law, SEC rules and the requirements of NASDAQ.

4.	Transfer

4.1           Transfer Restrictions.

(a)          Subject to Section 4.1(c), the Investor shall not, and shall cause its Affiliates not to, directly or indirectly, transfer, sell, hedge, assign, gift, pledge, encumber, hypothecate, mortgage, exchange or otherwise dispose of any Company Securities by operation of Law or otherwise (any such occurrence, a “Transfer”) prior to the date that is three (3) years following the Closing (such date, the “Lockup Date”), without the prior written consent of the Company.

(b)          Subject to Section 4.1(c), after the Lockup Date, unless otherwise agreed by the Company in writing, the Investor shall not, and shall cause its Affiliates not to, Transfer any Company Securities to any Company Competitor.

(c)          Notwithstanding the foregoing, the Investor may at any time Transfer its Company Securities to a Permitted Transferee; provided that prior to any Transfer pursuant to this Section 4.1(c), such Permitted Transferee shall have agreed in writing to be bound by the terms of this Agreement pursuant to documentation reasonably satisfactory to the Company; provided, further, that no Transfer pursuant to this Section 4.1(c) shall relieve any transferor from any liability for damages incurred or suffered by the Company as a result of any breach of this Agreement by such transferor.

4.2           No Avoidance of Restrictions. The Parties hereto agree that the Transfer restrictions in this Agreement shall not be capable of being avoided by the holding of Company Securities indirectly through a company or other entity that can itself be sold in order to dispose of an interest in Company Securities free of such restrictions, or any trust, derivative contract or other economic arrangement transferring the benefits of ownership of any Company Securities. The Investor undertakes that it shall not take any action intended to avoid such restrictions in any manner. Any Transfer or other disposal of any shares (or other interest) resulting in any change in the control of the Investor or of any Person having control over the Investor shall be treated as being a Transfer of the Company Securities held by the Investor, and the provisions of this Agreement that apply in respect of the Transfer of Company Securities shall thereupon apply in respect of the Company Securities so held. Any Transfer in violation of this Section 4.2 shall be null and void ab initio and have no force or effect whatsoever. The Parties hereto agree that in the event that the Investor materially breaches its obligations in this Section 4, then Section 2 and Section 3 of this Agreement shall immediately terminate and be of no further force and effect.

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5.	Investment Restrictions

5.1           For so long as the Investor has the right to designate any director to the Board, unless otherwise agreed by the Company in writing, the Investor shall not, and shall cause its Affiliates (acting on the Investor’s behalf or at the Investor’s behest) not to, (i) effect, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or assist any other Person to effect, offer or propose (whether publicly or otherwise) to effect or participate in (A) any acquisition of any securities (or Beneficial Ownership thereof) or material assets of any Company Competitor, including rights or options to acquire such ownership, (B) any tender or exchange offer, merger, consolidation, amalgamation, scheme of arrangement, or other business combination with any Company Competitor, or (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to any Company Competitor; (ii) form any partnership, joint venture or other business entities with any Company Competitor; or (iii) take any action that would have the effect of any of the transactions described in clause (i) or (ii) above.

6.	Voting Agreement

6.1           The Investor hereby agrees that, until the Lockup Date, at any meeting of the shareholders of the Company, however called, or at any adjournment or postponement thereof (a “Company Shareholders’ Meeting”), or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought by or from the shareholders of the Company: (i) the Investor shall appear at such Company Shareholders’ Meeting or otherwise cause all Company Securities Beneficially Owned by the Investor to be counted as present thereat for the purpose of establishing a quorum and shall take all other necessary or desirable actions within their control (including, without limitation, execution of written consents or resolutions in lieu of meetings); and (ii) with respect to any matter upon which a vote, consent or other approval (including by written consent) is sought by or from the shareholders of the Company, the Investor shall vote and cause to be voted all Company Securities Beneficially Owned by the Investor in the manner recommended by the Board at any such Company Shareholders’ Meeting or under any such other circumstances upon which a vote, consent or other approval (including by written consent) is sought; provided, however, that this Section 6.1 shall not require the Investor to take any action that would (i) be inconsistent with the fiduciary duties of the directors of the Investor under applicable Laws, or (ii) violate any applicable securities Laws or stock exchange rules.

7.	Continuing Compliance with Securities Laws and Stock Exchange Rules

7.1           CBPO hereby agrees to furnish or make available to the Investor CBPO’s books and records and otherwise to cooperate or take such action as may be reasonably requested by the Investor to comply with applicable securities Laws and stock exchange rules for the preparation of the Investor’s consolidated financial results for so long as CBPO is treated by the Investor as an investment in associate and accounted for using the equity method of accounting under the HKFRS; provided, however, that the Investor shall be liable to such expenses (if any) as incurred by CBPO’s external auditors and agreed upon between the Investor and such external auditors in relation to the furnishing of CBPO’s books and records pursuant to this Section 7.1.

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7.2           The Investor shall, and shall cause its Affiliates and their respective Representatives to, hold in strict confidence any and all such information furnished or made available pursuant to Section 7.1, whether written or oral, except to the extent that (a) the Investor may use and disclose such information specifically for the purpose stated under Section 7.1; or the Investor can show that such information (b) is generally available to and known by the public through no fault of the Investor, any of its Affiliates or their respective Representatives; or (c) is lawfully acquired by the Investor, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation other than pursuant to Section 7.1. If the Investor or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law or applicable national securities exchange, the Investor shall promptly notify CBPO in writing and shall disclose only that portion of such information is legally required to be disclosed, provided that the Investor shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

8.	Miscellaneous

8.1           Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to its conflicts of law principles thereof.

8.2           Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter shall be finally settled by arbitration. The place and seat of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in force (the “HKIAC Rules”). The number of arbitrators shall be three (3). Each Party shall appoint one arbitrator and the third arbitrator, who shall serve as chairperson of the arbitral tribunal, shall be selected by the mutual agreement of the first two arbitrators. Any arbitrator that is not so appointed shall instead be appointed in accordance with the HKIAC Rules. The language to be used in the arbitration proceedings shall be English. The award of the arbitral tribunal shall be final, conclusive and binding upon the Parties. Judgment upon any award may be entered and enforced in any court having jurisdiction over a Party or any of its assets. For the purpose of the enforcement of an award, the Parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement, including any defenses based on lack of personal jurisdiction or inconvenient forum.

8.3           Counterparts. This Agreement may be executed and delivered (including by electronic transmission in PDF format or by facsimile transmission) in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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8.4           Notices. Any notice required or permitted pursuant to this Agreement shall be given in writing and shall be given either personally or by sending it by next-day or second-day courier service, fax, electronic mail or similar means to such Party. Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognized courier a letter containing the notice, with a confirmation of delivery, and to have been effected at the expiration of two days after the letter containing the same is sent as aforesaid. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid.

8.5           Successors and Assigns. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Neither this Agreement nor any of the rights or obligations of any Party may be assigned by any Party without the prior written consent of the other Party, except that the registration rights of the Investor with respect to any Registrable Securities may be transferred to a Permitted Transferee of the Investor (i) to which Registrable Securities have been transferred and (ii) who executes and delivers to the Company a written instrument in form and substance reasonably satisfactory to the Company agreeing to be bound by and entitled to the benefits of, the terms of this Agreement, and any purported assignment in breach hereof by the Investor shall be void. Each Party hereto who transfers Registrable Securities to a Permitted Transferee shall cause such Permitted Transferee to execute and deliver to the Company a written instrument in form and substance reasonably satisfactory to the Company agreeing to be bound by and entitled to the benefits of, the terms of this Agreement.

8.6           Headings and Titles. Headings and titles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.7           Entire Agreement; Amendments and Waivers. This Agreement constitutes the full and entire understanding and agreement among the Parties with regard to the subjects hereof and thereof, and supersedes all other agreements between or among any of the Parties with respect to the subject matter hereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of both Parties.

8.8           Severability. If a provision of this Agreement is held to be unenforceable under applicable Laws, such provision shall be excluded from this Agreement and the remainder of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8.9           Further Assurances. The Parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the intent of this Agreement.

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8.10         Rights Cumulative. Each and all of the various rights, powers and remedies of a Party hereto will be considered to be cumulative with and in addition to any other rights, powers and remedies which such Party may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy will neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such Party.

8.11         No Waiver. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof will not be deemed a waiver of such term, covenant, or condition, nor will any waiver or relinquishment of, or failure to insist upon strict compliance with, any right, power or remedy power hereunder at any one or more times be deemed a waiver or relinquishment of such right, power or remedy at any other time or times.

8.12         No Presumption. The Parties acknowledge that any applicable Law that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it has no application and is expressly waived. If any claim is made by a Party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any Party or its counsel.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

PW Medtech Group Limited

By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

China Biologic Products Holdings, Inc.

By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

Schedule I

Company Competitors